Exhibit 1.1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is not an offer to sell or the solicitation of an offer to buy any securities.

CHINA UNICOM LIMITED

(incorporated in Hong Kong with limited liability under the Companies Ordinance)

CONNECTED TRANSACTIONS

AND

RENEWAL OF WAIVER FOR EXISTING CONNECTED TRANSACTIONS

SUMMARY

The Acquisition

The Board announced that the Company had entered into the Acquisition Agreement, pursuant to which the Company agreed to acquire, and Unicom BVI (the Company’s immediate controlling shareholder) agreed to sell, the entire issued share capital of the Target Holding Company, subject to satisfaction (or waiver) of certain conditions. The total purchase price of the Acquisition amounts to HK$4,523,181,304 (RMB4.8 billion). As of 30 June 2002, the aggregate amount of the net indebtedness of the Target Holding Company’s wholly-owned subsidiary, the Target Company, was HK$16.7 billion (RMB17.7 billion). The Company will use its existing internal cash resources to finance the Acquisition. Taking into account the above net indebtedness and the total purchase price of the Acquisition, the enterprise value of the Target Company is HK$21.2 billion (RMB22.5 billion).

Unicom BVI owns 77.47% of the issued share capital of the Company. As Unicom BVI is a substantial shareholder of the Company (and thus a connected person of the Company) within the meaning of the Hong Kong Listing Rules, the Acquisition constitutes a connected transaction for the Company under the Hong Kong Listing Rules.

The Company has established an Independent Board Committee to advise the Independent Shareholders in respect of the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions. Lehman Brothers has been retained as the independent financial adviser to the Independent Board Committee.

Morgan Stanley Dean Witter Asia Limited and China International Capital Corporation (Hong Kong) Limited are the financial advisers to the Company in respect of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions.

Prospective Connected Transactions and Existing Connected Transactions

As a result of the Acquisition, the Target Company will enter into arrangements with the Company’s substantial shareholders or their Associates, which will constitute connected transactions for the Company under the Hong Kong Listing Rules. Details of these arrangements are set out in the section headed “Prospective Connected Transactions” in this announcement.

The Existing Waiver in respect of the Existing Connected Transactions will expire on 31 December 2002. The Company has applied to the Hong Kong Stock Exchange for a new waiver in respect of the Existing Connected Transactions. Approval from Independent Shareholders is required in order to continue the Existing Connected Transactions. Details of the Existing Connected Transactions are set out in the section headed “Renewal of Waiver Granted for the Existing Connected Transactions” in this announcement.

Despatch of shareholders’ circular

A circular containing, amongst other things, details of the terms of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions, letters from the Independent Board Committee and from Lehman Brothers, further financial and other information of the Target Company and a notice to shareholders of the Company convening an extraordinary general meeting to approve, amongst other things, the terms of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions will be despatched to the shareholders of the Company as soon as possible.

1.           ACQUISITION OF THE TARGET HOLDING COMPANY

The Company wishes to acquire the Target Holding Company for the reasons set out in the section headed “Reasons for and Benefits of the Acquisition” below. In accordance with the 2-Step Approach, the acquisition will be structured to comprise the Unicom BVI Acquisition and the Acquisition.

(a)     Corporate structure immediately before the Unicom BVI Acquisition

Set out below is the corporate structure of the Company and its principal subsidiaries immediately before the Unicom BVI Acquisition. By way of background, the Target Company acquired the Target Assets from Unicom Group with effect from 16 July 2002. This acquisition was followed by a series of equity transfers of the registered capital of the Target Company to the Target Holding Company.

(b)          The Target Holding Company and the Target Company

(i)           The Target Holding Company

The Target Holding Company, a British Virgin Islands limited liability company, was incorporated on 23 October 2002. The Target Holding Company is an intermediary holding company wholly-owned by UCBVI, which is in turn wholly-owned by Unicom Group. Since the completion of the Restructuring, the Target Holding Company has been the legal and beneficial owner of the entire registered capital of the Target Company.

(ii)     The Target Company

The Target Company is one of the two mobile telecommunications service providers operating in the Target Service Areas, comprised of Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi and Sichuan provinces, Chongqing municipality, Guangxi Zhuang Autonomous Region and Xinjiang Uygur Autonomous Region in the PRC.

As of 30 June 2002, the Target Company had a total of 12.790 million cellular subscribers with a market share of 31.7% as compared to 9.563 million subscribers and a 29.7% market share as at 31 December 2001. The number of cellular subscribers of the Target Company and the market share and cellular penetration rate in each of the Target Service Areas as of 30 June 2002 are set out below. Further information and data are set out in the section headed “Information on the Target Company” in this announcement.

Province/ Municipality/ Autonomous Region	Cellular penetration rate	Total number of subscribers (thousands)			Market share
		GSM	CDMA	TOTAL
Jilin	16.1%	1,489	16	1,505	35.0%
Heilongjiang	14.6%	1,878	101	1,980	35.0%
Jiangxi	9.4%	1,187	32	1,218	30.7%
Henan	6.3%	1,584	49	1,633	26.8%
Shaanxi	9.8%	1,211	36	1,246	34.4%
Sichuan	8.4%	2,186	35	2,221	29.9%
Chongqing	10.6%	1,037	21	1,058	32.3%
Guangxi	6.9%	1,002	15	1,017	29.8%
Xinjiang	13.7%	882	29	911	35.8%
Total	9.4%	12,456	334	12,790	31.7%

(c)     Unicom BVI Acquisition

The Unicom BVI Acquisition involves the sale by UCBVI to Unicom BVI of the entire issued share capital of the Target Holding Company for a total purchase price of HK$4,523,181,304 (RMB4.8 billion). As of 30 June 2002, the aggregate amount of the net indebtedness of the Target Company was 16.7 billion (RMB17.7 billion). Taking into account the above net indebtedness and the total purchase price of the Unicom BVI Acquisition, the enterprise value of the Target Company is HK$21.2 billion (RMB22.5 billion). Completion of the Unicom BVI Acquisition is subject to the satisfaction (or waiver) of the following conditions:

(i)                               the passing of resolutions by the Independent Shareholders at the Company’s general meeting approving the Acquisition and the Prospective Connected Transactions;

(ii)                            the passing of resolutions by the independent shareholders of the A Share Company at the A Share Company’s general meeting approving the Unicom BVI Acquisition and the Prospective Connected Transactions;

(iii)                         there having been no material adverse change to the financial conditions, business operations or prospects of the Target Holding Company or the Target Company; and

(iv)                        the receipt by the A Share Company of all necessary approvals from relevant PRC regulatory authorities.

Set out below is the corporate structure of the Company and its principal subsidiaries immediately after the Unicom BVI Acquisition.

(d)     The Acquisition

(i)           The Acquisition

The Acquisition involves the acquisition by the Company from Unicom BVI of the entire issued share capital of the Target Holding Company for a total purchase price of HK$4,523,181,304 (RMB4.8 billion). The aggregate amount of the net indebtedness of the Target Holding Company’s wholly-owned subsidiary, the Target Company, as at 30 June 2002 was HK$16.7 billion (RMB17.7 billion). Taking into account the above net indebtedness and the total purchase price of the Acquisition, the enterprise value of the Target Company is HK$21.2 billion (RMB22.5 billion). Upon the completion of the Acquisition, the Target Company will become an indirectly wholly-owned subsidiary of the Company.

The terms of the Acquisition were negotiated on an arm’s length basis, including representations and warranties in favour of the Company and provisions providing for liability for breach of the representations and warranties, pre-completion undertakings from Unicom BVI and circumstances in which the Company may rescind the Acquisition Agreement. Unicom Group and Unicom BVI have given the Company additional protection by way of a tax indemnity. The consideration for the Acquisition was determined based on various factors, including the prospective profit contributions of the Target Company to the Combined Group, the quality of the Target Assets, their growth prospects, their earnings potential, the competitive advantages in their respective markets and the relevant valuation benchmarks.

The total purchase price for the Acquisition will represent a multiple of 10.4 times the 2002 forecast net profit of RMB460 million (equivalent to approximately HK$434 million based on the prevailing rate at 12:00 noon (New York City time) on the day which is two business days immediately preceding the date of the Acquisition Agreement) and 7.4 times the 2003 forecast net profit of RMB650 million (equivalent to approximately HK$613 million based on the prevailing rate at 12:00 noon (New York City time) on the day which is two business days immediately preceding the date of the Acquisition Agreement) of the Target Company. Such forecasts are prepared in compliance with the requirements regarding profit forecasts set out in Chapter 11 of the Hong Kong Listing Rules. The number of cellular subscribers of the Target Company is estimated to reach 16.41 million as of 31 December 2002. The forecast net profits and the number of cellular subscribers of the Target Company are based on certain prospective financial and operating information prepared by the Target Company.

The Board takes the view that the total purchase price for the Acquisition payable by the Company for the Target Holding Company and the other terms of the Acquisition are fair and reasonable from a financial perspective, on normal commercial terms and that the Acquisition is in the best interests of the Company and its investors.

Set out below is the corporate structure of the Company and its principal subsidiaries immediately after the completion of the Acquisition.

For further information on the Target Company, please refer to the section headed “Information on the Target Company”.

(ii)          Financing of the Acquisition

The total purchase price for the Acquisition is HK$4,523,181,304 (RMB4.8 billion), payable in cash by the Company. The Company will use its existing internal cash resources to finance the Acquisition.

(iii)         Conditions for Completion of the Acquisition

Completion of the Acquisition is conditional upon the fulfilment (to the reasonable satisfaction of the Company) (or waiver) of the following conditions, among others, on or before 30 June 2003 or such later date as Unicom BVI and the Company may agree:

(i)                               the passing of resolutions by the independent shareholders of the A share Company at the A Share Company’s general meeting approving the Unicom BVI Acquisition and the Prospective Connected Transactions;

(ii)                            the passing of resolutions by the Independent Shareholders at the Company’s general meeting approving the Acquisition and the Prospective Connected Transactions;

(iii)                         there having been no material adverse change to the financial conditions, business operations or prospects of the Target Holding Company or the Target Company;

(iv)                        the receipt by the Company of all necessary approvals from relevant PRC regulatory authorities; and

(v)                           the completion of the Unicom BVI Acquisition.

A number of PRC regulatory approvals for the Unicom BVI Acquisition and the Acquisition have been obtained, including those from the MII, the Ministry of Finance and MOFTEC. Unicom Group and the Company are in the process of obtaining approvals from the State Development Planning Commission in respect of the Restructuring and from the CSRC in respect of the Unicom BVI Acquisition and the Acquisition. The Company does not anticipate material obstacles in obtaining such approvals.

The Target Company currently has a business licence as a domestic limited liability company. Following approval by MOFTEC of its conversion into a wholly foreign-owned enterprise, the Target Company shall complete the relevant procedures with the State Administration for Industry and Commerce for the amendment of its business licence.

The Acquisition will be completed following the satisfaction (or waiver) of the above conditions, and is expected to take place on such date as may be agreed between Unicom BVI and the Company. If any of the above-mentioned conditions is not satisfied or waived by 30 June 2003, or such other date as Unicom BVI and the Company may agree, the Acquisition Agreement will lapse.

The Company has the right to terminate the Acquisition Agreement if at any time after signing of the Acquisition Agreement and before completion of the Acquisition, there is a significant adverse change in the market price of the shares of the Company and the Company is of the opinion that it will not be in the interests of its shareholders as a whole to proceed with the Acquisition.

2.           REASONS FOR AND BENEFITS OF THE ACQUISITION

The Company believes that the Acquisition should offer new and important opportunities for the Group to strengthen its market position, enhance its competitive strength, improve its financial performance and management efficiency so as to benefit further from the sustained growth of the Chinese cellular telecommunications industry.

(a)     Expansion of the geographical coverage of the Group

The Acquisition will expand the geographical coverage of the Group’s cellular business operations. This expansion will further enhance the market position and competitiveness of the Group in the Chinese cellular telecommunications market.

The Company believes that the Acquisition will enhance the growth potential for the Group’s cellular business. The number of cellular subscribers of the Target Company in the Target Service Areas has experienced rapid growth in recent years. Its total number of cellular subscribers increased from 4.227 million at the end of 2000 to 12.790 million at the end of June 2002. This increase represents a compound annual growth rate of 109.2%, which is higher than that seen in the Group’s existing Listed Service Areas during the same period. In addition, the cellular penetration rate in the Target Service Areas increased from 4.5% to 9.4% during the same period. With expanded coverage resulting from the Acquisition, the Combined Group’s cellular subscribers will increase from 34.069 million (representing 30.0% of the total number of cellular subscribers within its service areas as of such date) to 46.859 million (representing 30.4% of the total number of cellular subscribers within its expanded service areas as of such date) on a pro forma combined basis taking into account the Acquisition as if it had been completed. After the Acquisition, the total population within the Combined Group’s cellular business coverage at the end of 2001 will increase from 594 million (representing 46.6% of the total population in China at the end of 2001) to 1,017 million (representing 79.7% of the total population of China at the end of 2001). The Company believes that the Acquisition will enable the Group to accelerate the growth of its cellular telecommunications business and attain a stronger market position to benefit from the market potential offered by an expanded geographical coverage.

(b)          Revenue and profit growth

The Company believes that the Group’s revenue and profit growth will improve as a result of the Acquisition. The Acquisition will increase the percentage of the Group’s total revenue attributable to cellular business, which has historically shown higher revenue growth and better margins compared to the Group’s other telecommunications businesses. At the same time, the expanded coverage will enable the Company to benefit from network economies of scale and reductions in network operating costs as traffic within the networks of the Combined Group increases.

(c)          Improving management efficiency

The Company believes that the Acquisition will enable the Group to reduce the value of certain Existing Connected Transactions with Unicom Group, including the interconnection arrangements and arrangements regarding the leasing of transmission line capacity. In addition, the Acquisition will centralise investment planning, enhance efficiency in financial management and further improve the Combined Group’s corporate governance and management standards.

3.      SUMMARY OPERATING AND OTHER DATA

The following table sets out operating and other data relating to the cellular operations of the Group and the Target Company:

	As of or for the year ended 31 December		As of or for the six months ended 30 June	As of or for the nine months ended 30 September
	2000	2001	2002	2002
Cellular Businesses of the Group
Cellular subscribers (in thousands)	12,772	27,033	34,069	38,422
GSM	12,772	27,033	33,133	36,138
CDMA	--	--	936	2,284
Cellular penetration in the Group’s service areas (1)	9.3%	16.0%	19.3%	20.8%
Estimated market share in the Group’s service areas (2)	22.7%	28.5%	30.0%	31.4%
Average minutes of use per subscriber per month (3)
GSM	179.5	161.2	156.7	157.5
CDMA	--	--	214.0	274.3
Average revenue per subscriber per month (RMB) (4)
GSM	124.3	86.3	71.6	70.4

CDMA	--	--	106.5	148.4
Average annual churn rate (5)
GSM	9.5%	16.3%	--	--
CDMA (new CDMA subscribers)	--	--	--	--
Cellular Businesses of the Target Company
Cellular subscribers (in thousands)	4,227	9,563	12,790	14,455
GSM	4,227	9,563	12,456	13,623
CDMA	--	--	334	832
Cellular penetration in the Target Company’s service areas (1)	4.5%	7.6%	9.4%	10.2%
Estimated market share in the Target Company’s service areas (2)	22.6%	29.7%	31.7%	32.7%
Average minutes of use per subscriber per month (3)
GSM	200.0	182.6	191.3	192.2
CDMA	--	--	299.2	330.9
Average revenue per subscriber per month (RMB) (4)
GSM	106.9	79.4	68.5	68.0

CDMA	--	--	177.9	198.9
Average annual churn rate (5)
GSM	13.3%	14.4%	--	--
CDMA	--	--	--	--
Cellular Businesses of the Combined Group
Cellular subscribers (in thousands)	16,999	36,596	46,859	52,877
GSM	16,999	36,596	45,589	49,761
CDMA	--	--	1,270	3,116
Cellular penetration (1)	7.4%	12.5%	15.1%	16.3%
Estimated market share (2)	22.7%	28.8%	30.4%	31.7%
Average minutes of use per subscriber per month (3)
GSM	183.6	166.7	165.9	166.9
CDMA	--	--	229.5	287.6
Average annual churn rate (5)
GSM	10.3%	15.8%	--	--
CDMA	--	--	--	--

(1)                                 Determined by dividing the number of cellular subscribers in the service areas by the combined population of the Target Service Areas and/or the Listed Service Areas, as applicable.

(2)                             Determined by dividing the number of cellular subscribers of the Group or the Target Company subscribers by the total number of cellular subscribers in the Target Service Areas and/or the Listed Service Areas, as applicable.

(3)                            Average minutes of usage per subscriber per month or MOU is calculated by:

•                                         dividing the total minutes of usage during the period by the average of the number of subscribers on the first and last days of the period and

•                                         dividing the result by the number of months in the relevant period.

(4)                            Average revenue per subscriber per month or ARPU is calculated by:

•                                         dividing the sum of cellular services revenue during the relevant period by the average of the number of subscribers on the first and last days of the period; and

•                                         dividing the result by the number of months in the period.

(5)                            Churn rate is the rate of subscriber disconnections from the cellular network, which the Company has determined by dividing the sum of voluntary and involuntary deactivations during the period by the average of the number of subscribers on the first and last days of the period.

4.                               TREATMENT OF FUTURE CONNECTED TRANSACTIONS AFTER THE A SHARE OFFERING

(a)          17 September 2002 Announcement

The announcement issued by the Company on 17 September 2002 regarding the A Share Offering outlined the treatment of the Future Connected Transactions. As described in the announcement, a Future Connected Transaction will also be considered a connected transaction under PRC laws and regulations and the listing rules of the Shanghai Stock Exchange. As a result, the entering into of the Future Connected Transactions will be subject to the approval of the independent shareholders of the A Share Company. However, given the A Share Company is an Associate of Unicom Group and therefore a connected person of the Company, the A Share Company (through Unicom BVI) should not be entitled to participate in, or otherwise exercise influence on, the voting on such connected transactions at the relevant extraordinary general meeting of the Company for the purposes of the Hong Kong Listing Rules.

(b)     Details of the 2-Step Approach

To address the particular concern arising from the A Share Company’s rights to participate in, or otherwise exercise influence on, the approval of the Company’s connected transactions, the Company has confirmed to the Hong Kong Stock Exchange that all Future Connected Transactions are to be carried out in two separate steps (the 2-Step Approach) so that a Future Connected Transaction will be structured to consist of an initial agreement and a further agreement. The initial agreement will be a connected transaction insofar as the A Share Company is concerned (see (1) below). Such connected transaction would only be implemented with the approval of the Independent Shareholders (in addition to that of the A Share Company’s independent shareholders). The further agreement, being the second component of the Future Connected Transaction and a connected transaction insofar as the Company is concerned, will simultaneously be submitted to the Independent Shareholders for approval (see (2) below). Under the 2-Step Approach, the A Share Company will not be able to participate in or otherwise exercise influence on the approval by the Company’s shareholders of the further agreement. The 2-Step Approach is discussed in greater detail below:

(1)                            the entering into of an initial agreement (the Initial Agreement) in connection with the possible connected transaction between Unicom Group or its subsidiaries (not including the A Share Company or any of its subsidiaries) and the A Share Company or Unicom BVI. This will constitute a connected transaction of the A Share Company but not of the Company. The Initial Agreement will contain the following terms:

(i)                               the completion of the Initial Agreement will be subject to:

--                                       the successful transfer of all rights and obligations of the A Share Company or Unicom BVI under the Initial Agreement to the Company or its subsidiaries; and

--            the approval of Independent Shareholders of the Further Agreement (as defined below).

(ii)                            Unicom Group or its subsidiaries (not including the A Share Company or any of its subsidiaries) will agree and acknowledge that all the rights and obligations under the Initial Agreement can be transferred to the Company or its subsidiaries and no further consent from Unicom Group for such transfer is required.

(2)                            the entering into of a further agreement between the A Share Company or Unicom BVI and the Company or its subsidiaries (the Further Agreement) to transfer all the rights and obligations of the A Share Company or Unicom BVI under the Initial Agreement to the Company or its subsidiaries. This will constitute a connected transaction of the Company under the Hong Kong Listing Rules, but not a connected transaction of the A Share Company requiring independent shareholders’ approval under existing PRC laws and regulations and listing rules of the Shanghai Stock Exchange.

(c)     Effect of the 2-Step Approach

If Independent Shareholders do not approve the Further Agreement, completion of the Initial Agreement will not take place and the Future Connected Transaction will not proceed as the shareholders’ resolution of the A Share Company is conditional upon the Independent Shareholders approving the Further Agreement. However, if the independent shareholders of the A Share Company do not approve the resolution in the first place, then the pre-conditions contained in both the Initial Agreement and the Further Agreement cannot be fulfilled and the Future Connected Transaction will not proceed.

The 2-Step Approach will be applied in the arrangements regarding the Acquisition and the Prospective Connected Transactions. Further details of the arrangements following the 2-Step Approach are set out in the individual descriptions of the connected transactions.

5.           INFORMATION ON THE TARGET COMPANY

(a)          Industry Background

Since the mid-1990s, commensurate with the overall growth in China’s economy, the telecommunications industry and demand for information services and technological development have also witnessed significant growth. According to statistics issued by the MII, revenue from the telecommunications industry increased from RMB301.4 billion in 2000 to RMB371.9 billion in 2001, representing an increase of 23.4%. The number of fixed line subscribers increased from 144.8 million at the end of 2000 to 180.4 million at the end of 2001, representing an annual increase of 24.6%. The number of cellular subscribers increased from 84.5 million at the end of 2000 to 144.8 million at the end of 2001, representing an annual increase of 71.4% and creating the largest cellular market in the world. The number of registered Internet users in China increased from 9.02 million at the end of 2000 to 36.6 million at the end of 2001, representing an annual increase of 305.3%. The Company believes that China’s sustained economic development should increase the demand for telecommunications services, which will, in turn, lead to continued growth in the telecommunications industry.

Notwithstanding the rapid growth of China’s cellular telecommunications market, China’s cellular penetration rate is still relatively low compared to the rates prevailing in the developed countries. As of 31 December 2001, the cellular penetration rate in China was approximately 11.4%, suggesting room for further growth. According to the projections included in the China Telecommunications Industry Development Guide published by the MII, the number of China’s total telephone subscribers is expected to exceed 620 million by 2005. Of these subscribers, 280 million are projected to be fixed line telephone subscribers and 340 million to be cellular telephone subscribers by 2005, with the penetration rates reaching 21.5% and 26.2%, respectively. The total number of Internet subscribers will reach 200 million by 2005, of which 160 million will be fixed line Internet subscribers and 40 million will be mobile data users.

Historical Landscape

In 2000, the Chinese government separated its regulatory function from its business management functions with respect to the telecommunications industry. As a result, the MII ceased to be engaged in the telecommunications networks operations and businesses. Presently, MII continues to act as the principal regulator, exercising its authority over all telecommunications service providers in China.

In December 2001, the State Council approved a restructuring plan for the reform of the telecommunications industry. Pursuant to the restructuring, two nationwide full-service fixed line telecommunications companies were established in May 2002 by way of a reallocation of telecommunications assets previously owned and managed by the former China Telecommunications Corporation. After the restructuring, the telecommunications assets of the ten provincial telecommunications companies originally owned by the former China Telecommunications Corporation in Beijing and nine other Northern provinces were merged with those of the former China Netcom Corporation Limited and Jitong Communications Company Limited to form the China Netcom Corporation. China Telecommunications Corporation retains the telecommunications companies originally owned by the former China Telecommunications Corporation in the remaining 21 provinces, directly-administered municipalities and autonomous regions. China Telecommunications Corporation continues to use the “China Telecom” brand name and own the goodwill and intangible assets in connection with “China Telecom”.

Unicom Group (including the Company and the Target Company) is one of the providers of telecommunications services in China. The other providers include China Mobile Communications Corporation, China Telecommunications Corporation, China Netcom Corporation, China Satellite Communications Corporation and Railcom Company Limited. Of these companies, China Mobile and Unicom Group (including the Company and the Target Company), are cellular telecommunications service providers.

(b)          Information on the Target Company

(i)           Market Environment

The Target Company offers GSM and CDMA cellular services in nine provinces, autonomous regions and directly administered municipalities in China, including Sichuan, Xinjiang, Chongqing, Shaanxi, Guangxi, Henan, Heilongjiang, Jilin and Jiangxi. As of 31 December 2001, the total population of these areas, municipality and autonomous regions was approximately 423 million, accounting for approximately 33.1% of the total population of China, and the GDP per capita was approximately RMB5,943.3. In addition, cellular subscribers in these areas totalled 32.25 million, representing approximately 22.2% of the total cellular subscribers in China. The average cellular penetration rate in these areas stood at 7.6%, compared to current cellular penetration rate of 16.0% in the Listed Service Areas of the Company.

The following map shows the location of the Target Service Areas and their respective population, GDP per capita, cellular penetration rate, fixed line penetration rate and the number of the Target Company’s cellular subscribers as at or for the year ended 31 December 2001.

Source:

The figures for population and GDP per capita in the map above are extracted from the China Statistical Yearbook 2001;

The figures for cellular and fixed line penetration rates in the map above are provided by the Ministry of Information Industry of the PRC;

The number of cellular subscribers of the Target Company in each of the Target Service Areas in the map above is provided by the Target Company.

(ii)     Business

The Target Company offers GSM and CDMA cellular services in the Target Service Areas. Pursuant to the CDMA Lease Agreement and the CDMA Transfer Agreement, the Target Company will continue to lease Capacity from Unicom New Horizon on its CDMA Network in the Target Service Areas according to actual demand will have exclusive rights to operate the CDMA business in the Target Service Areas. The Target Company offers two principal service places for its cellular telecommunication services, including:

•              Post-paid services

Post-paid services require contract subscribers to pay monthly fees and usage fees for basic voice service and domestic and international roaming services. Currently, the Target Company offers both GSM and CDMA post-paid services.

•              Pre-paid services

Pre-paid services, which are provided over the Intelligent Network platform, do not require subscribers to pay fixed monthly fees. Instead, subscribers buy basic airtime with domestic roaming features as and when they need them. The balance of the subscriber’s pre-paid account, which is rechargeable, is reduced automatically by usage fees incurred by the subscriber. Currently, the Target Company offers GSM pre-paid services under the brand name of “Ruyitong”.

The Target Company also offers the following value added services:

•              Short message services

Launched by the Target Company in 2000, short message services include the sending and receiving of short messages over mobile phones, and short message operator services, automatic short message services, as well as voice mail, pre-set information display, stock quotation, weather forecast and flight information services. Currently, the Target Company offers short message services and other value-added services under the brand name of “UNI-INFO”.

•              Other value-added and cellular data services

Other value-added and cellular data services include wireless Internet access services based on WAP technology and other cellular data transmission services. The Target Company plans to launch high speed cellular data transmission services based on the CDMA 1X technology and various browsing, download, location based and multi-media services in selected service areas by the end of 2002 and to expand to the services areas of the Combined Group by the end of June 2003.

The following table sets out the Target Company’s key operating and other data:

	As of or for the year ended 31 December		As of or for the six months ended 30 June	As of or for the nine months ended 30 September
	2000	2001	2002	2002
Total subscribers (thousand)	4,227	9,563	12,790	14,455
Post-paid service subscribers
GSM	3,901	7,600	9,521	10,273
CDMA	--	--	334	832
Pre-paid service subscribers
GSM	326	1,962	2,935	3,350
Market share	22.6%	29.7%	31.7%	32.7%
Average minutes of usage per subscriber per month (1)
GSM	200.0	182.6	191.3	192.2
CDMA	--	--	299.2	330.9
Average revenue per subscriber per month (RMB) (2)
GSM	106.9	79.4	68.5	68.0
CDMA	--	--	177.9	198.9
Number of short message (million)	--	273.6	513.9	966.4
Annual churn rate (3)
GSM	13.3%	14.4%	--	--
CDMA	--	--	--	--

(1)                            Average minutes of usage per subscriber per month or MOU is calculated by:

•                                         dividing the total minutes of usage during the period by the average of the number of subscribers on the first and last days of the period; and

•                                         dividing the result by the number of months in the relevant period.

(2)                            Average revenue per subscriber per month or ARPU is calculated by:

•                                         dividing the sum of cellular services revenue during the relevant period by the average of the number of subscribers on the first and last days of the period; and

•                                         dividing the result by the number of months in the period.

(3)                            Average annual churn rate, the rate of subscriber disconnection from the cellular network of the Target Company, is calculated by dividing the sum of the voluntary and involuntary deactivations during the period by the average of the number of cellular telephone subscribers of the Target Company during the period.

In recent years, the Target Company has achieved rapid growth in terms of its number of cellular subscribers as well as market share. The number of subscribers increased from 4.227 million as of 31 December 2000 to 12.790 million by 30 June 2002, and to 14.455 million by 30 September 2002. The market share increased from 22.6% as of 31 December 2000 to 31.7% as of 30 June 2002, and to 32.7% as of 30 September 2002.

The Target Company attributes rapid growth in the number of its cellular subscribers and market share to the following key factors:

•              rapid growth of the Chinese cellular market;

•              expansion of network coverage and improvement of network quality;

•              effective marketing and customer service intiatives;

•                                          new production offerings, such as pre-paid services;

•              affordability of the services charge;

•              new services features and applications to attract and retain subscribers; and

•              introduction of CDMA services and rapid growth of its CDMA subscribers.

Due to a number of factors, the Target Company has witnessed a rapid increase in the number of its CDMA subscribers. These factors include the Target Company’s continuing efforts in building sales channels for its CDMA services, coordinating the supply chain for handsets in order to reduce handset prices, business development and publicity and network coverage expansion and optimization. For the six months ended 30 June 2002, the average monthly increase in the number of subscribers was 56,000, with 334,000 CDMA subscribers at 30 June 2002. The growth has accelerated in the second half of 2002. As of 30 September 2002, the number reached 832,000.

For the six months ended 30 June 2002, the average usage per subscriber per month and the average monthly revenue per subscriber from the Target Company’s GSM business were 191.3 minutes and RMB68.5, respectively. The reasons for the decline in the average monthly revenue per subscriber per month include the increase in cellular penetration rate, the rapid expansion of the Target Company’s subscriber base, the increase in the number of pre-paid subscribers and the increase in the percentage of low-usage subscribers. The Company believes that, with the continued development of its existing services and the introduction of new services, the decrease in average monthly revenue per subscriber will slow down. For the six months ended 30 June 2002, the average monthly usage per subscriber per month of the CDMA business was 299.2 minutes and the monthly average revenue per subscriber of the CDMA business was RMB177.9.

For the years ended 31 December 2000 and 2001, the Target Company’s GSM churn rate was 13.3% and 14.4%, respectively. The relatively high GSM churn rate is mainly caused by the following reasons:

•                                         reduction and elimination of connection fees for cellular telecommunications services in recent years resulting in lowered switching cost between networks;

•                                         internal churn between post-paid and pre-paid networks of the Target Company; and

•                                         intensifying competition and increasing in cellular penetration rate.

(iii)    Network

GSM Cellular Networks

The Target Company’s GSM network covers all prefectures and cities, major prefectural towns, railroads and highways in the Target Service Areas. The following table sets forth certain selected information regarding the GSM cellular network of the Target Company as of the periods indicated. Upon completion of the Acquisition, the Company’s current network coverage will be further expanded and optimized.

	As of December 31		As of June 30
	2000	2001	2002
Network capacity (in thousands of subscribers)	7,221	15,091	15,613
Base stations	6,391	12,459	14,381
Base station controllers	153	316	319
Cellular switching centers	76	119	122

CDMA Cellular Networks

Unicom Group completed the construction of Phase 1 of its nationwide CDMA network at the end of 2001. The Target Company leased a portion of its CDMA Network capacity in the Target Service Areas on 8 January 2002 and has the exclusive right to operate its network in those areas. As at the end of 30 June 2002, Unicom New Horizon constructed a CDMA network with a total capacity of 4.04 million subscribers in the Target Service Areas. During 2002, the Capacity on the CDMA Network has been leased by the Target Company according to the following arrangement: 0.6 million subscribers in the first quarter, 1.2 million subscribers in the second quarter, 1.2 million subscribers in the third quarter and 2.0 million subscribers in the fourth quarter.

Spectrum Resources

Similar to the Company’s practice in the Listed Service Areas, the Target Company uses 6x2 MHz of spectrum in the 900 MHz frequency band and 10x2 MHz of spectrum in the 1800 MHz frequency band to provide its GSM services. The Target Company uses 10x2 MHz of spectrum in the 800 MHz frequency band to provide CDMA services. The spectrum usage fees for GSM and CDMA networks payable by the Target Company are charged at an annual rate of RMB15 million per MHz of frequency (where upward and downward frequencies are separately charged), effective from 1 July 2002, progressively over a period of three years (with rates of 50%, 75% and 100% chargeable for the first, second year and each year from the third year, respectively) and a period of five years (with rates of 20%, 40%, 60%, 80% and 100% chargeable for the first, second, third, fourth year and each year from the fifth year, respectively).

(iv)    Tariffs

The tariff standards of cellular telecommunications services are regulated by the relevant government authorities. Basic monthly fees, local airtime charges (including incoming and outgoing calls), domestic roaming fees and all domestic and international long distance airtime charges are set by the telecommunications regulatory authorities of China in accordance with the relevant regulations and rules. International roaming fees are determined after consultation with relevant foreign operators. Service providers may determine fees for call forwarding, caller display, short messages and other value-added services themselves according to market conditions and such fees are then filed for registration.

China’s relevant telecommunication tariff regulatory authorities allow Unicom Group to adjust its cellular tariffs within 10% of the state guidance rates. This also applies to the Target Company. The Target Company may use such policy to expand its cellular business according to changes in market demand.

Save for promotional discounts, the tariff structure and tariff standards of the Target Company’s telecommunications services are substantially the same as those of the Company. The Company and the Target Company must comply with the same tariff regulatory framework.

The Target Company currently offers post-paid and pre-paid services to its GSM subscribers.

•                                         Fees charged on post-paid subscribers include basic monthly fees, local airtime charges, domestic and international long distance airtime charges, roaming fees and fees for other value-added services;

•                                         Fees charged on pre-paid subscribers include local airtime charges, domestic and international long distance airtime charges, roaming fees and fees for other value-added services.

The Target Company currently offers post-paid services to its CDMA subscribers and fees charged include basic monthly fees, local airtime charges, domestic and international long distance airtime charges, roaming fees and fees for other value-added services.

In addition, the Target Company offers tariff packages to target selected subscriber segments in the Target Service Areas. Tariff packages are designed to encourage higher usage and in general the higher the tariff package payment, the higher the concession. Under this general guideline, tariff packages may differ from province to province depending on specific market conditions.

(v)     Customer service, billing and collection of payment

Customer service

The Target Company places a strong emphasis on customer service. It provides its subscribers with quality consulting, business handling, billing and collection, fee enquiry, payment reminder, itemized billing and many other services on a timely basis, and will continue to make substantial investments in information systems with respect to customer service in order to improve its quality of service.

The Target Company’s customer service system is a uniform customer service platform for all services provided by the Target Company and the Company. It caters to each individual’s needs, offering diverse service to subscribers of different levels and providing services round-the-clock. The Target Company uses “1001” as the general customer hot-line dial-in number in all of its service areas and provides one-stop services for all of its products. For the service requirements of its subscribers, it adopts a “first come first serve” approach to ensure that subscribers’ questions are answered within a specified time limit. In addition, the Target Company has also introduced “one-station”, “one-bill” and other services for the convenience of its subscribers.

The Target Company has also launched a series of after-sale and priority services for large subscribers and group subscribers such as account managers, on-site services, feedback collection, complaint handling and regular clients visits.

Billing and collection of payment

The Target Company’s billing and payment collection channels are similar to those currently used by the Company. In addition, the Target Company provides its subscribers with a comprehensive bill covering various services to simplify payment procedures and sells all-in-one rechargeable cards for various pre-paid services.

(vi)    Marketing, sales and distribution and brand name strategy

The Target Company markets its services under the “China Unicom” brand name and adopts marketing, sales and distribution strategies that are similar to the Company.

Marketing

The Target Company combines direct sale and distribution sale, adjusts its services based on different subscriber groups and different types of market demand, and implements a diversified marketing strategy, in order to further expand its market in depth and scope. The Target Company actively carries out its marketing strategy based on different market segments. In managing customer relations, the Target Company analyses the structure of subscriber groups, their demands and consumption habits, and formulates practical and effective marketing plans accordingly.

The Target Company pays special attention to the simultaneous development of its GSM and CDMA business, in order to provide diversified services to subscribers. The CDMA business focuses on medium and high-end subscribers, while at the same time catering to the mass market. The GSM business focuses on the mass market, while actively attracting medium and high-end subscribers. The Target Company has also introduced intra-network virtual private cellular network services aimed at group subscribers. In addition, the Target Company will consider introducing pre-paid CDMA services in due course to meet market demand.

Since the launch of CDMA services in January 2002, the Target Company has adopted active marketing measures for market development and promotion. The Target Company has established and mutually beneficial arrangements with international and domestic CDMA organisations, research institutions, operators, equipment suppliers, handset manufacturers, business agents and distributors. These arrangements help the Target Company achieve savings in Unicom Group’s network construction costs and make available to the market CDMA handsets that are more affordable, higher quality and more stylish. The Target Company also continued to develop new business in the market and to promote the standardisation of CDMA. At the same time, the Target Company has focused on continuing to expand its marketing channels, strengthening advertising campaigns and upgrading the image of CDMA as a symbol of high-end subscribers. It has implemented a handset points-accumulation scheme, encouraging subscribers to gradually change from prepaying air time charges and leasing handsets subscribing to the network and purchase their own CDMA handsets. In addition, through establishing subscribers’ clubs and forming service alliances with banks, airlines, railways and other organisations, the Target Company actively seeks to provide services beyond basic telecommunication services, so as to enhance the attractiveness of its services to customers.

It is expected that, after the launch of CDMA 1X services in 2003, the Target Company will be able to take advantage of the higher data rates of the CDMA 1X network and provide a range of services and applications using high speed data transmission. The services and applications available in the initial phase of the CDMA 1X network will mainly include: browsing, downloading and other cellular Internet services, locating services, and multi- media services.

Sales and distribution

The Target Company’s established marketing network comprises of self-owned sales outlets, sales agents, distributors and co-operative sales arrangements, as well as direct sale teams and sales agents focused on large customers. For mass customers, the Target Company mainly uses public retail outlets, such as its own retail sales points, service centers and independent sale agents, to provide services. For Group customers, the Target Company’s provincial and prefectural branches have set up direct sales and service departments to service these customers, using both direct sales team and sales agents to market the Target Company’s services.

The Target Company relies on a multi-level distribution system in many service areas, in which the top-level distributors further distribute to lower-level distributors and sales agents. Independent sales agents run the majority of retail outlets located throughout China. Many of these sales agents also distribute services of other operators. Using these networks, the Target Company promotes various telecommunications services and provides after-sales services, including the handling of customers’ enquiries and complaints and fee collection.

In February 2001, Unicom Group entered into a strategic cooperation agreement with China Post. This arrangement allows the Group as well as the Target Company to supplement their existing distribution network with China Post’s extensive nationwide network. China Post also provides billing, collection and other services to the customers of Unicom Group (including the Group and the Target Company). Unicom Group and China Post have also agreed to use each other’s services and offer each other preferential treatment. Provincial-level cooperation agreements have also been entered into with China Post in the Target Service Areas. As of 30 June 2002, China Post has begun to distribute the services of Unicom Group at over 20,000 outlets.

Brand Name Strategy

The Target Company conducts its marketing activities under the uniform brand name of “China Unicom”. It seeks to continuously upgrade the value of its brand name, enhance customer loyalty and maintain the integrity and consistency of the brand name through further optimization of the network, improvement in the quality of service, and raising the standards of operations.

While using the uniform corporate brand name, the Target Company adopts different additional brand names and different marketing strategies to target different market segments. For instance, GSM pre-paid services are provided under the “Ruyitong” brand name, CDMA services are provided under the “Unicom New Horizon” brand name, and wireless data services are provided under the “Uni-Info” brand name. The Target Company will utilise the appropriate brand names to advertise its various services. While actively attracting medium and high-end subscribers, GSM services will mainly be directed towards the mass subscriber market as a reliable, convenient, economical and flexible service. On the other hand, while catering to the mass subscriber market, CDMA services will be directed primarily towards the medium and high-end subscriber market, as a service offering advanced technology, high voice quality, low radiation and enhanced privacy.

(vii)   Interconnection and Roaming

Pursuant to China’s Telecommunications Regulations and other provisions on interconnection, Unicom Group has entered into a number of interconnection agreements with China Telecom, China Mobile, China Netcom, Railcom and other major telecommunications operators. These agreements also apply to the Target Company. The Target Company has roaming arrangements that are similar to those of the Company, enabling the Target Company to provide roaming service that covers mainland China in its entirety. Cellular subscribers of Unicom Group and the Target Company can enjoy roaming service through using the networks of Unicom Group and the Target Company. As of 30 June 2002, the Target Company’s GSM post-paid service subscribers could enjoy roaming services provided by approximately 100 operators in 62 countries and regions worldwide. As for CDMA services, roaming arrangements have been made with Hutchison Telecom in Hong Kong, SK Telecom in South Korea, Verizon in the United States of America and KDDI in Japan.

The Target Company’s cellular telecommunications networks are interconnected with Unicom Group’s cellular and fixed line networks. The Target Company and Unicom Group provide roaming services in their respective service areas to each other’s cellular telephone subscribers. Please refer to the section headed “Prospective Connected Transactions” for details of such arrangements between the Target Company and Unicom Group.

(viii) Control of Bad Debts

In order to minimise the level of bad debts that arise from overdue payment by low-end subscribers, the Target Company has formulated and implemented a strict subscriber information and credit registration system. Before a post-paid customer is registered as a cellular subscriber, investigation must be carried out to confirm his or her identity and other relevant information. Under certain circumstances, the Target Company might require a post-paid customer to deposit a certain amount of his or her airtime charges, so that subsequent daily airtime charges can be compared against the balance of such deposit. This allows the Target Company to monitor and control any abnormal usage in a timely manner. In addition, through cooperation with various banks, the Target Company has implemented automatic payment services whereby relevant fees are debited monthly from the subscriber’s bank account. This system simplifies the payment procedure and effectively minimizes delay and default in fee payment. According to the rules of the Target Company, failure to pay for three months will result in suspension of service and immediate collection and payment of the overdue amount.

(ix)    Capital Expenditures

The following table sets out the prospective capital expenditures of the Target Company during the periods indicated. The Target Company’s estimated capital expenditures from 2002 to 2004 will be approximately RMB6,800 million in total, and will be used mainly for the construction of GSM cellular telephone networks. The Target Company will adjust its investment plans and investment scale in consideration of such factors as technological development and market conditions, in order to lower investment risk. Actual future capital expenditures may differ from the amounts set forth below:

RMB in billions
2002	3.27
2003	2.08
2004	1.45
Total	6.80

(x)     Competition

The number of subscribers and market share of the Target Company in the Target Service Areas has increased substantially. Market share increased from 22.6% as of 31 December 2000 to 29.7% by 31 December 2001 and further increased to 31.7% by 30 June 2002. The Target Company will continue to increase its network quality and improve its customer service. With the introduction of its CDMA services, the Target Company will make full use of the advantages offered by the CDMA Network, including better voice quality, low radiation from handset antenna, enhanced privacy, availability of high speed transmission of information, and smoother transition to 3G cellular telecommunications networks, in order to actively attract medium and high-end subscribers.

China Mobile has provided GSM cellular telephone services in the Target Service Areas for a longer period than the Target Company, and therefore has certain competitive advantages in terms of brand name, market share and network coverage.

(xi)    Employees

As of 30 June, 2002, the Target Company had 11,670 employees. These employees are classified by function as follows:

Function	Number of Employees
Management	2,207
Marketing	1,940
Technical	3,873
Customers service	849
General support	120
Operational	2,681
Total:	11,670

Following the Acquisition, the Company intends to extend its share option scheme to certain employees of the Target Company.

(xii)    Properties

The Target Company owns certain buildings and real estate properties. It also leases a number of land parcels and premises, which are used as offices, retail outlets, equipment rooms and base stations, from Unicom Group under the UNC Service Agreement. Please see the section headed “Prospective Connected Transactions” for details.

6.       FINANCIAL INFORMATION OF THE TARGET COMPANY

The following sets out the segment income statements of the Target Company for the six months ended 30 June 2002 and the years ended 31 December 2001 and 2000 prepared in accordance with the accounting principles generally accepted in Hong Kong (“HK GAAP”), as extracted from the Accountants’ Report of the Target Company to be included in the circular to be issued by the Company:

	Six months ended 30 June 2002			Year ended 31 December
		2002		2001	2000
	GSM Business	CDMA Business	Total	GSM Business	GSM Business
	RMB '000	RMB '000	RMB '000	RMB '000	RMB '000
Operating revenue:
Usage fee	3,397,817	98,768	3,496,585	4,867,176	1,786,640
Monthly fee	912,315	29,157	941,472	1,401,894	679,800
Connection fee	--	--	--	41,380	106,149
Interconnection revenue	163,170	2,388	165,558	246,195	142,913
Other revenue	71,877	1,759	73,636	59,307	52,075

Total services revenue	4,545,179	132,072	4,677,251	6,615,952	2,767,577
Sales of telecommunications products	142,503	47,495	189,998	295,712	310,318
Total operating revenue	4,687,682	179,567	4,867,249	6,911,664	3,077,895
Operating expenses:
Leased lines and network capacities	(187,131)	(184,288)	(371,419)	(245,415)	(184,787)
Interconnection charges	(778,718)	(14,580)	(793,298)	(971,125)	(494,168)
Depreciation and amortisation	(1,303,086)	(9,973)	(1,313,059)	(1,909,296)	(969,323)
Personnel	(292,483)	(20,621)	(313,104)	(426,702)	(145,221)
Selling and marketing	(386,725)	(120,796)	(507,521)	(771,607)	(444,547)
General, administrative and other expenses	(518,800)	(44,124)	(562,924)	(994,531)	(470,575)
Cost of telecommunications products sold	(215,318)	(27,269)	(242,587)	(382,024)	(217,940)
Total operating expenses	(3,682,261)	(421,651)	(4,103,912)	(5,700,700)	(2,926,561)
Operating profit (loss)	1,005,421	(242,084)	763,337	1,210,964	151,334
Interest income	4,875	19	4,894	17,490	7,598

Finance costs	(397,622)	(3)	(397,625)	(626,322)	(209,854)
Loss arising from terminations of CCF Arrangements	--	--	--	--	(210,742)
Other income (expenses), net	1,843	(18)	1,825	(3,891)	2,293
Segment profit (loss) before taxation	614,517	(242,086)	372,431	598,241	(259,371)
Taxation			(202,955)	(275,157)	23,431
Net profit (loss)			169,476	323,084	(235,940)

Profit before taxation of the Target Company for the six months ended 30 June 2002 and the year ended 31 December 2001 were RMB 372 million and RMB 598 million, respectively and the loss before taxation of the Target Company for the year ended 31 December 2000 was RMB 259 million.

Net profit after taxation of the Target Company for the six months ended 30 June 2002 and the year ended 31 December 2001 were RMB 169 million and RMB 323 million, respectively and the net loss after taxation of the Target Company for the year ended 31 December 2000 was RMB 236 million.

The following sets out the combined balance sheets of the Target Company as of 30 June 2002, 31 December 2001 and 2000 prepared in accordance with HK GAAP, as extracted from the Accountants’ Report of the Target Company - to be included in the circular to be issued by the Company:

		As at 31 December
	As of 30 June 2002	2001	2000
	RMB’000	RMB’000	RMB’000
Non-current assets:
Property, plant and equipment, net	21,824,777	20,887,122	12,917,673

Deferred expenditures	442,806	183,899	138,807
Deferred tax assets	298,872	199,241	111,532
Total non-current assets	22,566,455	21,270,262	13,168,012
Current assets:
Amounts due from Unicom Group	--	--	39,467
Amounts due from related parties	672,947	988,972	655,781
Amounts due from domestic carriers	12,356	8,636	559
Prepayments and other current assets	516,316	179,145	109,446
Inventories	409,584	218,007	118,509
Accounts receivable, net	571,648	457,249	224,499
Cash and cash equivalents	1,045,165	895,720	1,106,786
Total current assets	3,228,016	2,747,729	2,255,047
Current liabilities:
Payables and accrued liabilities	3,149,771	2,912,469	4,246,707
Amounts due to Unicom Group	--	973,719	--
Amounts due to domestic carriers	121,273	74,169	66,701
Current portion of long-term bank loans	1,220,835	1,082,267	300,822

Taxes payable	455,580	418,648	41,811
Advances from customers	1,055,183	599,372	307,367
Short-term loans due to Unicom Group	1,458,415	1,799,395	481,510
Short-term bank loans	430,000	201,000	221,000
Total current liabilities	7,891,057	8,061,039	5,665,918
Net current liabilities	(4,663,041)	(5,313,310)	(3,410,871)
Total assets less current liabilities	17,903,414	15,956,952	9,757,141
Non-current liabilities:
Long-term bank loans	15,654,539	15,395,858	7,742,626
Long-term loans due to Unicom Group	--	--	1,707,756
Total non-current liabilities	15,654,539	15,395,858	9,450,382
Net assets	2,248,875	561,094	306,759
Owners’ equity	2,248,875	561,094	306,759

The following sets out the combined cash flow statements of the Target Company for the six months ended 30 June 2002 and the years ended 31 December 2001 and 2000 prepared in accordance with HK GAAP, as extracted from the Accountants’ Report of the Target Company to be included in the circular to be issued by the Company:

		Six months ended 30 June	Year ended 31 December
	Note	2002	2001	2000
		RMB’000	RMB’000	RMB’000
Cash generated from operations	(a)	2,797,308	3,706,653	1,147,963
Interest received		4,894	17,490	7,598
Interest paid		(530,167)	(800,554)	(280,229)
PRC income tax paid		(93,871)	(8,560)	(650)
Net cash inflows from operating activities		2,178,164	2,915,029	874,682
Investing activities
Purchase of property, plant and equipment		(2,204,356)	(11,139,867)	(6,945,617)
Proceeds from disposals of property, plant and equipment		116	466	238
Addition of deferred expenditures		(109,748)	(11,500)	(40,738)
Net cash outflows from investing activities		(2,313,988)	(11,150,901)	(6,986,117)
Financing activities

Repayment of obligation under CCF Arrangements	--	--	(1,897,937)
Increase in loans due to Unicom Group	1,407,865	1,738,488	904,544
Proceeds from short-term and long-term bank loans	4,024,386	10,492,326	9,038,626
Repayment of short-term and long-term bank loans	(3,398,137)	(2,077,649)	(1,302,178)
Repayment of loans due to Unicom Group	(1,748,845)	(2,128,359)	(6,980)
Net cash inflows from financing activities	285,269	8,024,806	6,736,075
Net increase (decrease) in cash and cash equivalents	149,445	(211,066)	624,640
Cash and cash equivalents, beginning of period	895,720	1,106,786	482,146
Cash and cash equivalents, end of period	1,045,165	895,720	1,106,786
Analysis of the balances of cash and cash equivalents
Cash balance	1,265	2,133	2,116
Bank balance	1,043,900	893,587	1,104,670
Cash and cash equivalents, end of period	1,045,165	895,720	1,106,786

(a)      Cash generated from operations

The reconciliation of profit (loss) before taxation to cash generated from operations is as follows:

	Six months ended 30 June	Year ended 31 December
	2002	2001	2000
	RMB’000	RMB’000	RMB’000
Profit (loss) before taxation	372,431	598,241	(259,371)
Adjustments for:
Depreciation and amortisation	1,313,059	1,909,296	969,323
Amortisation of deferred customer acquisition costs	56,389	--	--
Interest income	(4,894)	(17,490)	(7,598)
Interest expense	397,019	625,448	208,542
Loss on disposal of property, plant and equipment	277	2,899	1,269
Provision for doubtful debts	139,073	134,830	148,439
Loss arising from terminations of CCF Arrangements	--	--	210,742
Write-down (write-back) of inventories to net realisable value	199	(794)	2,359
Increase in accounts receivable	(253,472)	(367,580)	(303,517)
Increase in inventories	(191,776)	(98,704)	(102,698)

Increase in prepayments and other current assets	(619,776)	(142,465)	(108,238)
Increase in amounts due from domestic carriers	(3,720)	(8,077)	(456)
Decrease (increase) in amounts due from related parties	316,025	(333,191)	(621,102)
Increase in payables and accrued liabilities	228,973	160,330	124,301
Increase in amounts due to Unicom Group	544,586	944,437	586,183
Increase in advances from customers	455,811	292,005	249,312
Increase in amounts due to domestic carriers	47,104	7,468	50,473
Cash generated from operations	2,797,308	3,706,653	1,147,963

(b)           Supplemental financial information

Payables to equipment and construction suppliers during the six months ended 30 June 2002 decreased by approximately RMB165 million (years ended 31 December 2001 and 2000: decreased by RMB1,471 million and increased by RMB1,948 million).

(c)           Significant non-cash transaction

During the six months ended 30 June 2002, the outstanding amount due to Unicom Group of approximately RMB1,518 million was converted into additional capital contribution by Unicom Group to finance the operations of the Target Company.

The Directors have been informed that the financial statements of the Target Company prepared under HK GAAP (as included in the circular to be issued by the Company) differ in certain aspects from the accounting principles and financial regulation applicable to enterprises established in the People’s Republic of China (“PRC GAAP”) as extracted from the Announcement of Acquisition and Related Party Transactions of the A Share Company dated 20 November 2002. The differences of net profit and net assets of the Target Company between HK GAAP and PRC GAAP are summarised below:

		Net profit
		Six months ended 30 June	Year ended 31 December
		2002	2001	2000
Items	Note	RMB’000	RMB’000	RMB’000
Net profit (loss) of the Target Company under PRC GAAP		142,117	282,734	(188,892)
(Decrease) increase of net profit due to adjustments for HK GAAP:
- Adjustment on depreciation arising from the change of estimated useful life of fixed assets	(1)	(17,318)	(34,964)	(34,433)
- Recognition of loss arising from terminations of CCF Arrangements under HK GAAP	(2)	15,053	30,106	(193,807)
- Provision for special monetary housing subsidies	(3)	(11,699)	--	--
- Adjustment on additional interest capitalisation and the related depreciation	(4)	40,640	35,097	4,647
- Adjustment on deferred taxation under HK GAAP	(5)	(14,042)	(9,771)	73,331
- Adjustment on the transfer-out of connection fee	(6)	--	39,848	102,459
- Others		14,725	(19,966)	755
Subtotal		27,359	40,350	(47,048)
Net profit (loss) of the Target Company under HK GAAP		169,476	323,084	(235,940)

		Net assets
		As of 30 June	As of 31 December
		2002	2001	2000
Items	Note	RMB’000	RMB’000	RMB’000
Net assets of the Target Company under PRC GAAP		2,255,118	600,626	344,760
Increase (decrease) of net assets due to adjustments for HK GAAP:
- Adjustment on depreciation arising from the change of estimated useful life of fixed assets	(1)	80,903	98,221	133,186
- Recognition of loss arising from terminations of CCF Arrangements under HK GAAP	(2)	(148,648)	(163,701)	(193,807)
- Adjustment on additional interest capitalisation and the related depreciation	(4)	80,383	39,743	4,647
- Adjustment on deferred taxation under HK GAAP	(5)	(5,796)	8,246	18,017
- Others		(13,085)	(22,041)	(44)
Subtotal		(6,243)	(39,532)	(38,001)
Net assets of the Target Company under HK GAAP		2,248,875	561,094	306,759

Notes:

 (1)         Adjustment on depreciation arising from the change of estimated useful lives of fixed assets

Since 1 January 2000, pursuant to the relevant government approvals, the Target Company has restated depreciation period of fixed assets based on a realistic assessment of their estimated useful lives. For certain types of fixed assets, their estimated useful lives were revised from 4 - 6 years to 7 years under PRC GAAP. Such change of accounting estimates was effective from 1 January 2000 and has been applied prospectively in the financial statements prepared under PRC GAAP. Under HK GAAP, these fixed assets have been consistently depreciated over the estimated useful lives of 7 years.

(2)           Recognition of loss arising from terminations of CCF Arrangements

Under PRC GAAP, according to the relevant approval from the Ministry of Finance, the loss arising from terminations of CCF Arrangements has been capitalised as long-term deferred expenditures and is amortised using the straight-line method over a period of 7 years starting from 2000. The related amortisation charge has been treated as financial expense in the income statement. Under HK GAAP, the loss arising from terminations of CCF Arrangements is charged to the income statement as incurred.

(3)           Provision of special monetary housing subsidies

The Target Company has finalised its special monetary housing benefit scheme in 2001. Under PRC GAAP, the distributions of these monetary housing subsidies were charged to the opening retained profits of the period concerned as incurred, by following the accounting treatment guidance for an one-off monetary housing compensation as stipulated in certain accounting regulations applicable to PRC enterprises. Under HK GAAP, these subsidies are regarded as staff costs, which are accrued and charged to the income statement when such obligation arises.

(4)           Adjustment on interest capitalisation and the related impact on depreciation

Under PRC GAAP, interest capitalisation is limited only to interest costs incurred on specific borrowings used directly for the acquisition, construction or production of an asset. Under HK

GAAP, other than specific borrowings, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the amount of borrowing costs eligible for capitalisation is determined by applying a capitalisation rate to the qualifying expenditures of that asset. As a result, there are differences in the amount of interest capitalisation and the related impact on depreciation between PRC GAAP and HK GAAP.

(5)      Adjustment on deferred taxation under HK GAAP

Under PRC GAAP, the Target Company adopts the liability method to account for deferred taxation. Under HK GAAP, deferred taxation is also provided, using the liability method, in respect of temporary differences between income as computed for taxation purpose and income as stated in the income statement. However, deferred taxation as stated in the financial statements of the Target Company prepared under HK GAAP is different from that under PRC GAAP due to the existence of adjustments applicable only under HK GAAP.

(6)      Adjustment on the transfer-out of connection fee

Under PRC GAAP, connection fee is firstly recognised as income and then recorded as a transfer-out of revenue upon submission of the amounts to the state finance bureau, and as an increase of equity when the refund is subsequently received from the government. Under HK GAAP, connection fee has always been recognised as operating revenue earned from the provision of activation service for subscribers.

7.       SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE COMBINED GROUP          (Combined Group represents the Group and the Target Company)

The following selected Unaudited Pro Forma Financial Information is extracted from the circular to be issued by the Company. In preparing these Unaudited Pro Forma financial information, the Unaudited Pro Forma Income Statement of the Combined Group for the six months ended 30 June 2002 gives effect to the Acquisition as if such Acquisition had taken place on 1 January 2002. The Unaudited Pro Forma Balance Sheet of the Combined Group as at 30 June 2002 gives effect to the Acquisition as if such Acquisition had taken place on 30 June 2002. In addition, the Unaudited Pro Forma Financial Information of the Combined Group is based upon the historical combined financial statements of the Target Company and the consolidated financial statements of the Group after giving effect to Pro Forma adjustments described in the accompanying notes.

Such Unaudited Pro Forma Financial Information of the Combined Group does not purport to represent what the results of operations of the Combined Group would actually have been if the events described above had in fact occurred at 1 January 2002 or any other date or to project the net profit of the Combined Group for any future period.

The following selected unaudited Pro Forma Financial Information of the Combined Group should be read in conjunction with the financial information included in the circular to be issued by the Company.

	For the six months ended 30 June 2002
	Pre-Acquisition		Post Acquistion
			Pro Forma Adjustments
	Target Company	The Group	Interest income	Amortisation of goodwill	Others	Combined Pro Forma
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
			Note (a)	Note (b)	Note (c)
Operating revenue	4,867,249	17,990,844			(997,121)	21,860,972
Operating expenses:	(4,103,912)	(14,555,415)		(63,778)	985,819	(17,737,286)
Including: Depreciation and amortisation (1)	(1,313,059)	(5,347,998)		(63,778)		(6,724,835)
Operating profit	763,337	3,435,429		(63,778)	(11,302)	4,123,686
Interest income	4,894	266,658	(37,920)			233,632
Finance costs	(397,625)	(761,267)				(1,158,892)
Other income, net	1,825	42,158				43,983
Profit attributable to shareholders	169,476	2,251,530	(37,920)	(63,778)	25,432	2,344,740
Basic and diluted earnings per share/pro forma share (RMB)	--	0.179				0.187

(1)                                 For presentation of the above selected Unaudited Pro Forma Financial Information of the Combined Group, depreciation and amortisation includes the amortisation of goodwill arising from the Acquisition of the Target Company.

As set out above, assuming that the Acquisition had taken place on 1 January 2002, the Pro Forma net profit of the Combined Group for the six months ended 30 June 2002 will be RMB2,345 million. Before the amortisation of positive goodwill arising from the Acquisition, the Unaudited Pro Forma net profit and the corresponding earnings per share of the Combined Group for the six months ended 30 June 2002 are reconciled as follows:

Combined Pro Forma
(RMB millions except for share data)
Before the amortisation of positive goodwill arising from the Acquisition:
Net profit	2,409
Basic and diluted earnings per share	0.192
Amortisation of positive goodwill arising from the acquisition	64
After the amortisation of positive goodwill arising from the Acquisition:
Net profit	2,345
Basic and diluted earnings per share	0.187

	As of 30 June 2002
	Pre-Acquisition		Post Acquisition
	Target Company	The Group	Pro Forma Adjustments	Notes		Combined Pro Forma
	RMB’000	RMB’000	RMB’000			RMB’000
Cash and cash equivalents	1,045,165	15,755,472	(4,800,000)	(d	)	12,000,637
Short-term bank deposits	--	8,337,761				8,337,761
Total current assets	3,228,016	31,137,287	(5,125,148)			29,240,155
Total non-current assets	22,566,455	82,207,134	2,551,125	(e	)	107,324,714
Total assets	25,794,471	113,344,421	(2,574,023)			136,564,869
Total debts	18,763,789	28,698,020				47,461,809
Total liabilities	23,545,596	48,694,139	(325,148)	(f	)	71,914,587
Minority interests	--	717,589				717,589
Shareholders’ equity	2,248,875	63,932,693	(2,248,875)	(g	)	63,932,693

Note to Pro Forma Adjustments:
(a)                                 To adjust for the reduction in interest income for the cash consideration to be taken from the internal sources of the Group as if the Acquisition had taken place on 1 January 2002. Since the cash was deposited in the banks in Hong Kong and the interest income generated therefrom was not subject to income tax, there is no related tax effect on the operating results of the Combined Group.
(b)                                To record the amortisation of positive goodwill (see the basis of calculation in note (e) below) as a result of the Acquisition of the Target Company as if the Acquisition had taken place on 1 January 2002. The amortisation is calculated to write off the cost of positive goodwill on a straight-line basis over 20 years.
(c)                                 To eliminate the (i) interconnection revenue and expenses, (ii) leased line revenue and expenses (iii) sales and cost of telecommunications products between the Group and the Target Company for the six months ended 30 June 2002.
(d)                                To record the cash portion of the consideration for the Target Company to be taken from the internal resources of the Group as at 30 June 2002.
(e)                                 To record positive goodwill as a result of the Acquisition of the Target Company as if the Acquisition had taken place on 30 June 2002. For the purpose of preparing the Unaudited Pro Forma financial information, positive goodwill is calculated based on the excess of the total purchase consideration of HK$4,523,181,304 (RMB4.8 billion) over the book value of net assets of the Target Company as at 30 June 2002.

For the purpose of determining the goodwill as at the Acquisition date, the separately identifiable tangible assets and liabilities of the Target Company will be adjusted to fair value at the Acquisition date. A valuation of the separately identifiable tangible assets and liabilities of the Target Company will be undertaken prior to the completion of the Acquisition to determine the fair value of the net assets of the Target Company, which may be materially different from the book value of the net assets of the Target Company as at 30 June 2002.
(f)                                   To net-off on consolidation basis the inter-company balances between the Group and the Target Company as described in note (c) above.
(g)                                To eliminate the shareholders’ equity of the Target Company as at 30 June 2002.
8.            PROSPECTIVE FINANCIAL AND OPERATING INFORMATION IN RESPECT OF THE TARGET COMPANY
The Company and the Target Company believe that, on the bases and the assumptions to be disclosed in the circular to be issued by the Company and in the absence of unforeseen circumstances, the net profits of the Target Company for the year ending 31 December 2002 and 31 December 2003 are unlikely to be less than HK$434 million and HK$613 million (equivalent to approximately RMB460 million and RMB650 million, respectively, based on the prevailing rate at 12:00 noon (New York City time) on the day which is two business days immediately preceding the date of the Acquisition Agreement) respectively, under HK GAAP.
The letters from PricewaterhouseCoopers, CICC and Morgan Stanley in respect of the profit forecasts will be set out in the circular to be issued by the Company.
In addition, the number of cellular subscribers of the Target Group is estimated to reach 16.41 million as of 31 December 2002.
9.            PROSPECTIVE CONNECTED TRANSACTIONS
(a)           Agreements to be entered into regarding the Prospective Connected Transactions
As a result of the Acquisition, certain Prospective Connected Transactions have been and will be entered into in accordance with the 2-Step Approach as set out in the section headed “Treatment of Future Connected Transactions of the Company after the A Share Offering” in this announcement. Specific agreements to be entered into in respect of each of the Prospective Connected Transactions are set out in paragraph (b) below.

(b)      Information regarding the Prospective Connected Transactions

(i)       Leasing of CDMA Network Capacity

Existing Leasing Arrangements

Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, owns a nationwide CDMA network within the PRC. CUCL has been leasing capacity on that CDMA network from Unicom New Horizon in the Listed Service Areas since the beginning of 2002. The terms of the lease are set out in a CDMA network capacity lease agreement dated 22 November 2001 between CUCL, Unicom New Horizon and Unicom Group (the CUCL Lease Agreement). The circular issued by the Company dated 28 November 2001 gives further details of the terms of the CUCL Lease Agreement.

In relation to the Target Service Areas, the Target Company is currently providing CDMA cellular services by leasing Capacity on the initial phase of the CDMA Network from Unicom New Horizon. Unicom Group is a party to that leasing arrangement to guarantee performance of some of the obligations of Unicom New Horizon thereunder. Except for the Capacity to be delivered by Unicom New Horizon, the terms of the leasing arrangement are in all material respects the same as those contained in the CUCL Lease Agreement.

Restructuring of Existing Arrangements

To continue the provision of the CDMA cellular services in the Target Service Areas following completion of the Acquisition, Unicom New Horizon, the Target Company and Unicom Group will need to restructure their current leasing arrangement in accordance with the 2-Step Approach. The restructuring will involve splitting the current leasing arrangement into two separate agreements, namely:

(1)                                  the CDMA Lease Agreement between the A Share Company, Unicom New Horizon and Unicom Group, and

(2)                                  the CDMA Transfer Agreement between the Target Company and the A Share Company.

As discussed in the section headed “Treatment of Future Connected Transactions of the Company after the A Share Offering”, the CDMA Lease Agreement will constitute a connected transaction under the listing rules of the Shanghai Stock Exchange and be made conditional upon approval of the independent shareholders of the A Share Company, whereas the CDMA Transfer Agreement will constitute a connected transaction under the Hong Kong Listing Rules and be made conditional upon the approval of the Company’s Independent Shareholders. The net effect of the CDMA Lease Agreement and the CDMA Transfer Agreement is to enable the Target Company to continue to lease Capacity on the CDMA Network following the completion of the Acquisition on terms that are in all material respects the same as before and as the CUCL Lease Agreement.

CDMA Lease Agreement

Under the CDMA Lease Agreement, Unicom New Horizon shall plan, finance and construct the CDMA Network (the initial phase of which has already been completed) and shall ensure that all subsequent phases of the CDMA Network are constructed in accordance with the detailed specifications and timetable agreed between Unicom New Horizon and the A Share Company. All payments, costs, expenses and amounts paid or incurred by Unicom New Horizon that are directly attributable to the construction of the CDMA Network, including construction, installation and equipment procurement costs and expenses, survey and design costs, investment in technology, software and other intangible assets, insurance premiums and capitalised interest on loans and any taxes levied or paid in respect of the equipment procurement and the construction of the CDMA Network, including import taxes and custom duties and all costs incurred in relation to any re-configuration, upgrade, enhancement or modification to technology shall form the total network cost (the Network Construction Cost). The Network Construction Cost will be used in calculating the lease fee payable by or on behalf of the A Share Company. The Network Construction Cost for all subsequent phases shall be audited and appropriate documentation shall be provided to the A Share Company or its auditors in order to verify the Network Construction Cost.

The A Share Company (for whom the Target Company will substitute after completion of the CDMA Transfer Agreement) shall be responsible for the operation, management and maintenance of the CDMA Network in accordance with the relevant requirements of the CDMA Lease Agreement. The parties to the CDMA Lease Agreement agree that the Target Company shall have the exclusive right to provide CDMA services in the Target Service Areas. All operating revenue, including airtime charges, monthly subscription fees, interconnection charges, income from sales of UIM cards and handsets and other income generated from or in connection with the operation of the CDMA Network shall belong to the Target Company.

The Target Company’s technical staff has been closely involved in the planning and design of the CDMA Network, as well as the equipment selection process, and in overseeing the construction of the CDMA Network. As a result, the Target Company’s technical staff are familiar with the CDMA technology used in the CDMA Network and are able to maintain the CDMA Network. All costs of operating, managing and maintaining the CDMA Network shall be borne by the Target Company.

Term of CDMA Lease Agreement

The term of the CDMA Lease Agreement is for an initial period of one year, commencing from such date as Unicom New Horizon and the A Share Company (for whom the Target Company will substitute after completion of the CDMA Transfer Agreement) may agree following the fulfilment (or waiver) of the conditions set out below (the Initial Term) and may be renewed for further one year terms (each an Additional Term) at the option of the A Share Company (or by the Target Company after completion of the CDMA Transfer Agreement). The Directors expect that the Initial Term will commence by June 2003.

Pre-conditions of CDMA Lease Agreement

The CDMA Lease Agreement is conditional upon, among others, the following conditions having been fulfilled on or before 30 June 2003 or such later date as the A Share Company, Unicom New Horizon and Unicom Group may agree:

(a)                                  the passing of resolutions by the Independent Shareholders of the A Share Company at the A Share Company’s general meeting approving the CDMA Lease Agreement and the UNC Services Agreement;

(b)                                 the passing of resolutions by the Independent Shareholders at the Company’s general meeting approving the Acquisition Agreement and the Prospective Connected Transactions; and

(c)                                  all other conditions precedent contained in the CDMA Transfer Agreement having been fulfilled (or waived).

Capacity

During the Initial Term, the A Share Company will lease Capacity on a quarterly basis. Subject to giving not less than 180 days’ prior written notice to Unicom New Horizon, the A Share Company is entitled to obtain additional Capacity that the A Share Company may require during the Initial Term or any Additional Term, provided that the aggregate Capacity shall not exceed the total constructed Capacity of phase 1 of the CDMA Network, which is 4.04 million subscribers. Unicom New Horizon shall ensure that all Capacity which the A Share Company requested according to the terms of the CDMA Lease Agreement is supplied by the due date of delivery of the Capacity. If Unicom New Horizon agrees to provide any such additional Capacity, the provisions of the CDMA Lease Agreement shall apply equally in relation to all such additional Capacity which Unicom New Horizon has agreed to provide. Whether the A Share Company will request for additional Capacity will depend upon the actual and anticipated CDMA subscriber growth in the Target Service Areas. If Unicom New Horizon agrees to provide any such additional Capacity, the provisions of the CDMA Lease Agreement shall apply equally in relation to all such additional Capacity which Unicom New Horizon has agreed to provide.

Delayed delivery of Capacity

Subject to certain exceptions, including delay caused by a force majeure event (including natural disasters, national emergency, civil disturbance, riot, terrorism, industrial disputes and other similar events beyond the control of the parties), a material breach of the CDMA Lease Agreement by the A Share Company or compliance with applicable laws and regulations, if any Capacity is not ready for operational service by the relevant delivery date, then Unicom New Horizon shall be liable to provide a delay discount to the A Share Company, equal to the daily Lease Fee (as defined below) in respect of the relevant Capacity multiplied by the number of days of delay, which shall be credited against future Lease Fee payments.

Reduction of Capacity

The A Share Company may not reduce the amount of Capacity leased or committed to be leased by it during the Initial Term. However, subject to providing not less than 180 days’ prior written notice to or with the prior written consent of Unicom New Horizon, the A Share Company may reduce the amount of Capacity leased with effect from the commencement of any Additional Term, provided that the A Share Company must lease all Capacity which it has requested or otherwise committed to lease for at least one year following the date of delivery or renewal of the lease of such Capacity (as the case may be).

Lease Fee

The Lease Fee will be calculated so as to enable Unicom New Horizon to recover the Network Construction Cost in seven years, with an internal rate of return on its investment of 8%.

Based on the initial total Capacity of phase 1 of the CDMA Network of approximately 4.04 million subscribers, the annual Lease Fee per subscriber for all phase 1 Capacity will be approximately RMB246. In relation to each subsequent phase of the CDMA Network, the related Network Construction Cost will be audited and verified. The Network Construction Cost will be adjusted if the amount verified differs from the estimated Network Construction Cost by more than 1.0%. The Directors estimate that, based on forecast CDMA subscriber growth in the Target Service Areas, the total Lease Fee payable to Unicom New Horizon under the CDMA Lease Agreement during the Initial Term will be approximately RMB884 million.

The Lease Fee for each Additional Term shall be calculated on the same basis as described above. The Lease Fee is payable quarterly in arrears to Unicom New Horizon. All Lease Fee payments shall be made in Renminbi.

Purchase Option

Under the CDMA Lease Agreement, Unicom New Horizon has granted the A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) an option to purchase the CDMA Network (the Purchase Option). The Purchase Option may be exercised at any time during the Initial Term and any Additional Term and within 1 year after the termination or expiry (without renewal) of the CDMA Lease Agreement.

The acquisition price shall be negotiated between Unicom New Horizon and the A Share Company (or the Target Company after the completion of the CDMA Transfer Agreement), based on the appraised value of the CDMA Network determined by an independent assets appraiser in accordance with applicable PRC laws and regulations and taking into account prevailing market conditions and other factors, provided that it will not exceed such price as would, taking into account all Lease Fee payments made by the A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) to Unicom New Horizon and all delay discounts of Lease Fees, enable Unicom New Horizon to recover the Network Construction Cost, together with an internal rate of return on its investment of 8%. The exercise of the Purchase Option will be subject to the A Share Company (or the Company after completion of the CDMA Transfer Agreement) complying with the applicable stock exchange requirements governing connected transactions.

Title to the CDMA Network assets will remain vested in Unicom New Horizon until the CDMA Network assets are transferred to the A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) following exercise of the Purchase Option.

Guarantee and Indemnity

In consideration of the A Share Company entering into the CMDA Lease Agreement, Unicom Group has unconditionally and irrevocably guaranteed the due and punctual performance by Unicom New Horizon of its obligations under the CDMA Lease Agreement. Unicom Group has also agreed to indemnify the A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) for any loss it may suffer as a result of any defect in any of the CDMA Network equipment or any loss caused by any negligence, default, act or omission of Unicom New Horizon or Unicom Group under the CDMA Lease Agreement or in connection with the CDMA Network. The aggregate liability of Unicom Group for any claim shall not exceed the total amount of Lease Fee payments made to Unicom New Horizon under the CDMA Lease Agreement or, where the Purchase Option has been exercised, the total purchase price paid for the CDMA Network. The guarantee and indemnity provided by Unicom Group under the CDMA Lease Agreement will continue in force until the expiry of the CDMA Lease Agreement.

Transfer of Rights and Obligations

Each of Unicom New Horizon and Unicom Group irrevocably agrees that the A Share Company may transfer its rights and obligations under the CDMA Lease Agreement to the Target Company.

Termination of the CDMA Lease Agreement

The A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) may terminate the CDMA Lease Agreement by not less than 180 days’ prior written notice, with effect from the end of any Additional Term. In addition, Unicom New Horizon or the A Share Company (or the Target Company after completion of the CDMA Transfer Agreement) may terminate the CDMA Lease Agreement if the other party commits any continuing or material breach of the CDMA Lease Agreement. Unicom New Horizon is not otherwise permitted to terminate the CDMA Lease Agreement.

CDMA Transfer Agreement

Pursuant to the CDMA Transfer Agreement, the A Share Company agrees to transfer all of its rights and obligations provided for in the CDMA Lease Agreement to the Target Company. Following completion of the CDMA Transfer Agreement, the A Share Company will cease to be a party to the CDMA Lease Agreement and the Target Company will become a party to it in place of the A Share Company. The Target Company will then be able to exercise and enjoy all the rights of the A Share Company arising under the CDMA Lease Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the CDMA Lease Agreement. Completion of the CDMA Transfer Agreement is subject to, inter alia, the Company’s Independent Shareholders’ prior approval and all conditions precedent contained in the CDMA Lease Agreement having been fulfilled (or waived).

CDMA Network and Services

Unicom Group is the only carrier licensed by the MII to offer CDMA cellular services in China. Unicom New Horizon, a wholly-owned subsidiary of Unicom Group, is responsible for the construction of the CDMA networks throughout the PRC and the Combined Group will operate the CDMA business in the Target Service Areas in addition to the Listed Service Areas, in each case by way of exclusive CDMA capacity leases from Unicom New Horizon.

Reasons for the CDMA Leasing Arrangement

The Board believes that the CDMA Lease Agreement, together with the CDMA Transfer Agreement, will enable the Combined Group to effectively eliminate some of the risks involved in the initial stages of developing the CDMA business in the Target Service Areas, notably in particular, the significant initial capital expenditure required during the initial stages of CDMA business development. The Combined Group will also benefit from the rights to exploit the extensive coverage of the initial phase of the CDMA Network without having to incur the costs of leasing all available Capacity. The terms of the CDMA Lease Agreement are flexible as the terms enable the Combined Group to increase (or, during any Additional Term, decrease) the Capacity to be leased according to the actual needs of the subscribers and the development of its CDMA business. In addition, where the Combined Group considers necessary, it may purchase the CDMA Network from Unicom New Horizon to operate as its own facilities instead of leased facilities.

Further Information on CDMA Networks

In 2001, Unicom New Horizon began the construction of CDMA networks throughout China. It is expected that the capacity of the networks will be expanded in different phases. The capacity and scale of each phase will depend on actual business needs. Phase 1 of the nationwide CDMA networks was completed at the end of 2001 with a capacity of 15,810,000 subscribers (including 4.04 million subscribers in the Target Service Areas) with a coverage of 330 local networks nationwide. The construction of phase 2 has begun and is expected to be completed by the end of June 2003. Upon completion of the construction of Phase 2, the capacity will reach 35,800,000 subscribers nationwide (including 9.65 million subscribers in the Target Service Areas) and the entire network will be upgraded to the CDMA 1X system. The Board believes that the construction of its CDMA networks utilises to a significant extent the existing GSM infrastructure of the Combined Group, including base station sites and transmission capacity, thereby effectively reducing the overall construction costs, and thus the Target Company’s lease fees payable for capacity offered by future phases.

On 28 November 2001, CUCL, Unicom New Horizon and Unicom Group entered into the CUCL Lease Agreement under which CUCL agreed to lease CDMA network capacity from Unicom New Horizon in the Listed Service Areas with effect from 8 January 2002. As at 30 October 2002, the Group leased a total CDMA capacity of 6,000,000 lines at the cost of RMB61.4 per line per quarter in the Listed Service Areas. As at 30 September 2002, the Group had 2.284 million CDMA subscribers in the Listed Service Areas.

Unicom New Horizon has constructed a CDMA network in the Target Service Areas with a total capacity of 4.04 million subscribers. The Target Company has agreed to lease CDMA network capacity in the Target Service Areas from Unicom New Horizon with effect from 8 January 2002 on terms similar to the CUCL Lease Agreement. As at the end of each of the first, second and third quarter, the Target Company leased CDMA capacity of 0.6 million, 1.2 million and 1.2 million subscribers, respectively. For the fourth quarter of 2002, a total capacity of 2 million subscribers is leased. The Target Company pays RMB61.4 per line for each quarter in the Target Service Areas. As at 30 September 2002, the Target Company had 0.832 million subscribers in the Target Service Areas.

The Lease Fee for the six months ended 30 June 2002 was RMB109.6 million. Based on CDMA subscriber growth in the Target Service Areas, the Lease Fee for the year ended 31 December 2002 is estimated to be RMB304 million.

Other Applications of CDMA Network

The Board believes that upon completion of Phase 2, the Company may develop and provide various data applications and services based on CDMA 1X capacity, including web-browsing, downloading and video services, etc., which will enable the Company to make better use of the unique strengths of CDMA business, attract more subscribers for cellular data services and increase revenue and investment returns.

(ii)      Supply of telephone cards

Background

Unicom Group established Unicom Xingye, its 95% owned subsidiary, to engage in the sourcing of telephone cards, including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards, for Unicom Group’s various networks. Unicom Import and Export Co. Ltd. owns the remaining 5% of Unicom Xingye. Unicom Group (through Unicom Xingye) currently supplies telephone cards to the Target Company.

2-Step Approach

To continue the supply of telephone cards, including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards, following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate supply arrangements with the A Share

Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                                     Pursuant to an agreement dated 20 November 2002 2002 (the UNC Services Agreement), Unicom Group agrees to supply, and the A Share Company agrees to receive, telephone cards, including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Unicom Group agrees to supply (through Unicom Xingye) telephone cards to the A Share Company on terms no less favourable than the terms of its supply to Unicom Group. Completion of the agreement is subject to, inter alia, PRC regulatory and A Share Company independent shareholders’ approval. Unicom Group shall ensure that the telephone cards supplied by it will meet the quality standard stipulated by the relevant government authority. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                  Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standards

Charges for the supply of these cards are based on the actual cost incurred by Unicom Xingye in supplying the cards together with a margin over cost to be agreed from time to time but in any case not to exceed 20 per cent. of the cost, and subject to specified volume discounts. Selling, general and administrative expenses are generally not taken into account in the calculation of the charges for the card supply. Under the UNC Services Agreement, prices and volumes will be reviewed by the parties on an annual basis.

Historical and forecast information

For the years ended 31 December 1999, 2000 and 2001 and the six months ended 30 June 2002, the Target Company paid approximately RMB 56.2 million, RMB 130.2 million, RMB 384.7 million and RMB 213.7 million, respectively, for the purchase of telephone cards, including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards. It is estimated that the total charges for the supply of telephone cards for 2002 will be approximately RMB526.9 million.

(iii)     Equipment procurement services

Background

Unicom Import and Export Co. Ltd., a 96.7% owned subsidiary of Unicom Group, carries on the business of the procurement of foreign and domestic telecommunications equipment and other materials required in the operation of Unicom Group’s networks. Unicom Import and Export Co. Ltd. provides comprehensive procurement services, including management of tenders, verification of technical specifications and installation services. Unicom Group (through Unicom Import and Export Co. Ltd) currently provides equipment procurement services to the Target Company.

2-Step Approach

To continue the procurement of foreign and domestic telecommunications equipment and other materials following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate procurement arrangements with the A Share Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                                     Pursuant to the UNC Services Agreement, Unicom Group agrees to provide, and the A Share Company agrees to receive, equipment procurement services on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Unicom Group shall give equal treatment to the A Share Company and Unicom Group in terms of pricing and with respect to all material terms and conditions, provide equipment procurement services to the A Share Company on terms no less favourable than those available to any independent third party. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                  Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standards

Charges for these services are calculated at the rate of:

(1)                                  0.7% of the contract value in the case of imported equipment; or

(2)                                  0.5% of the contract value in the case of domestic equipment.

Historical and forecast information

For the years ended 31 December 1999, 2000 and 2001 and the six months ended 30 June 2002, the Target Company paid an agency fee of approximately RMB 7.9 million, RMB 13.2 million, RMB 19.4 million and RMB 10.0 million, respectively, in respect of procurement of foreign and domestic telecommunications equipment and other materials.

It is estimated that the total charges for equipment procurement services for 2002 will be approximately RMB 20.0 million.

(iv)     Interconnection arrangements

Background

The Target Company’s GSM and CDMA cellular and Unicom Group’s GSM and CDMA cellular and fixed line networks interconnect with each other.

2-Step Approach

To continue such interconnection arrangement following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate interconnection arrangements with the A Share Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                                     Pursuant to the UNC Services Agreement, Unicom Group and the A Share Company agree to enter into interconnection arrangements on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The parties shall ensure that the quality standard of the interconnection services shall not be lower than the quality of the interconnection services provided within their respective network. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                  Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standard

Interconnection settlement between Unicom Group’s networks and the Target Company’s networks is based on relevant standards established from time to time by the MII. However, in the case of calls between cellular subscribers in different provinces, settlement is based on either the relevant standards established by the MII or an agreed settlement arrangement between the Target Company, the A Share Company and Unicom Group. Of the two settlement arrangements, the Target Company is able to choose the more favourable arrangement. The agreed settlement arrangement, which is based on the parties’ respective internal costs of providing this service, is currently more favourable to the Target Company than the settlement arrangement prescribed by the MII. If in future the arrangement prescribed by the MII were to be more favourable to the Target Company, the Target Company would settle on the basis of that arrangement.

Historical and forecast information

Interconnection revenue and interconnection expense derived from the interconnection arrangements for the year ended 31 December 1999 were approximately RMB 0.9 million and RMB 0.9 million, respectively. Interconnection revenue and interconnection expense derived from the interconnection arrangements for the year ended 31 December 2000 were approximately RMB 3.4 million and RMB 4.1 million, respectively. For the year ended 31 December 2001, interconnection revenue and interconnection expense derived from the interconnection arrangements were approximately RMB 10.5 million and RMB 8.8 million, respectively, and for the six months ended 30 June 2002, interconnection revenue and interconnection expense derived from the interconnection arrangements were approximately RMB 9.3 million and RMB 8.0 million, respectively.

It is estimated that the interconnection revenue and interconnection expense derived from the interconnection arrangements for 2002 will be approximately RMB 23.4 million and RMB 19.5 million, respectively.

(v)      Roaming arrangements

Background

The Target Company and Unicom Group provide roaming services to each other’s GSM and CDMA cellular subscribers within its respective service areas.

2-Step Approach

To continue such roaming arrangements following the completion of the Acquisition, each of the Target Company and Unicom Group has entered into separate roaming arrangements with the A Share Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                                     Pursuant to the UNC Services Agreement, Unicom Group and the A Share Company agree to enter into roaming arrangements on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                  Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standards

Charges for these services between the Target Company and Unicom Group are based on its respective internal costs of providing these services, and will be on no less favourable terms than those available to any independent third party.

Historical and forecast information

Roaming revenue and roaming expense derived from the roaming arrangements for the year ended 31 December 1999 were approximately RMB 1.1 million and RMB 0.9 million, respectively. Roaming revenue and roaming expense derived from the roaming arrangements for the year ended 31 December 2000 were approximately RMB 4.5 million and RMB 4.3 million, respectively. For the year ended 31 December 2001, roaming revenue and roaming expense derived from the roaming arrangements were approximately RMB 16.6 million and RMB 13.8 million, respectively, and for the six months ended 30 June 2002, roaming revenue and roaming expense derived from the roaming arrangements were approximately RMB 15.1 million and RMB 14.2 million, respectively.

It is estimated that the roaming revenue and roaming expense derived from the roaming arrangements for 2002 will be approximately RMB 38.0 million and RMB 34.9 million, respectively.

(vi)     Provision of premises

Background

Unicom Group currently provides premises belonging to Unicom Group or leased to Unicom Group by third parties upon the request of the Target Company from time to time.

2-Step Approach

To continue such provision of premises following the completion of the Acquisition, each of Unicom Group and the Target Company has entered into separate arrangements regarding the mutual provision of premises with the A Share Company in accordance with the 2-Step Approach. The arrangements consist of the entering into of the following two agreements:

(i)                                     Pursuant to the UNC Services Agreement, Unicom Group agrees to provide premises to the A Share Company on the basis that the A Share Company will have the right to transfer its rights and obligations under the agreement to the Target Company. Completion of the agreement is subject to, inter alia, PRC regulatory and the A Share Company independent shareholders’ approval. The agreement provides that the initial term shall be one year commencing from the second business day following the fulfillment of all conditions precedent set out in the Unicom BVI Acquisition Agreement.

(ii)                                  Pursuant to a transfer agreement dated 20 November 2002, the A Share Company agrees to transfer to the Target Company all of its rights and obligations under the UNC Services Agreement. Under the transfer agreement, the A Share Company will cease to be a party to the UNC Services Agreement and the Target Company will become a party to it in place of the A Share Company. Following the transfer, the Target Company will exercise and enjoy all the rights of the A Share Company arising under the UNC Services Agreement in substitution for the A Share Company as if the Target Company had at all times been a party to the UNC Services Agreement. Completion of the transfer agreement is subject to, inter alia, Hong Kong regulatory and Independent Shareholders’ approval.

Pricing standard

Apart from cases where the premises have been leased from independent third parties, the rental amount in each case is based on the lower of depreciation costs and market prices for similar premises in that locality. In cases where the premises have been leased from an independent third party, the rental amount is that payable in the head lease. Charges for any air-conditioning and electricity are included in the rental amount. In the case of shared premises, the price is split in proportion to the respective areas occupied by the parties.

Historical and forecast information

The total charges for premises paid by the Target Company for the years ended 31 December 1999, 2000 and 2001 and the six months ended 30 June 2002 were approximately RMB 0.8 million, RMB 2.5 million, RMB 3.7 million and RMB 1.9 million, respectively.

It is estimated that the total charges for premises leased paid by the Target Company for 2002 will be approximately RMB 3.8 million.

Chesterton Petty, an independent property valuer, has confirmed that the rental amounts payable under the above arrangements are fair and reasonable and do not exceed market rent.

(c)      Application for waiver

The Prospective Connected Transactions are expected to be entered into in the ordinary and usual course of business and on normal commercial terms. The Directors are of the view that the terms of the Prospective Connected Transactions are fair and reasonable so far as the Shareholders are concerned and have been determined after arm’s length negotiation between the parties.

The Prospective Connected Transactions described above constitute, or will upon completion of the Acquisition constitute, connected transactions under Chapter 14 of the Hong Kong Listing Rules. As the Prospective Connected Transactions are expected to occur on a regular continuous basis in the ordinary and usual course of business, the Company has made an application to the Stock Exchange for a waiver from strict compliance with the normal approval and disclosure requirements related to connected transactions under the Hong Kong Listing Rules.

The Hong Kong Stock Exchange has indicated that it will grant the waiver applied for in relation to the Prospective Connected Transactions which will be effective for a period of three financial years up to 31 December 2005, on the following conditions:

(i)                                     Arm’s length basis: The transactions as well as the respective agreements governing such transaction shall be:

(1)                                  entered into in the ordinary and usual course of business of the Company on terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(2)                                  on normal commercial terms and in accordance with the terms of the agreements governing such transactions.

(ii)                                  Disclosure: The Company shall disclose in its annual report details of the transactions as required by Rule 14.25(1)(A) to (D) of the Listing Rules, i.e.

(1)                                  the date or period of the transactions;

(2)                                  the parties thereto and a description of their relationship;

(3)                                  a brief description of the transactions and the purpose of the transactions;

(4)                                  the total consideration and the terms; and

(5)                                  the nature and extent of the interest of the connected person in the transactions.

(iii)                               Independent directors’ review: The independent non-executive Directors shall review annually the transactions and confirm, in the Company’s annual report and accounts for the year in question, that such transactions have been conducted in the manner as stated in sub-paragraph (i) above and within the monetary limits set out in sub-paragraph (vii) below.

(iv)                              Auditors’ review: The auditors of the Company shall review annually the transactions and shall provide the Directors with a letter, details of which will be set out in the Company’s annual accounts, stating that the transactions:

(1)                                  received the approval of the Board;

(2)                                  are in accordance with the relevant agreement governing the transactions; and

(3)                                  the relevant transaction amounts have not exceeded the monetary limits set out in paragraph (vii) below.

(v)                                 Independent Shareholders’ approval: Details of the transactions are disclosed to the Company’s existing shareholders who will be asked to vote in favour of an ordinary resolution to approve the transactions and the monetary limits set out in sub-paragraph (vii) below at the Company’s extraordinary general meeting.

(vi)                              Undertaking: For the purpose of the above review by the auditors of the Company, Unicom Group has undertaken to the Company that it will provide the Company’s auditors with access to it and its Associates’ accounting records.

(vii)                           Monetary limits:

(1)                                  In relation to the leasing of Capacity on the CDMA Network, the respective total annual Lease Fee in relation to the years ended 31 December 2003, 2004 and 2005 does not exceed RMB1,500 million, RMB2,460 million and RMB4,430 million, respectively. The maximum amounts set out above have been determined with reference to the Company’s estimates of the maximum amount of capacity which may be leased by the Target Company for the years 2003-2005.

(2)                                  In relation to the provision of premises, the aggregate annual value shall not exceed the amount of RMB8 million.

The Hong Kong Stock Exchange has also indicated that if any of the values of the Prospective Connected Transactions exceeds the relevant monetary limits or if any of the terms of the agreements related to the Prospective Connected Transactions, or the nature of the Prospective Connected Transactions is altered (unless as provided for under the terms of the relevant agreement) or if the Combined Group enters into any new agreements with connected persons in the future, the Company will need to comply fully with all the relevant provisions of Chapter 14 of the Hong Kong Listing Rules dealing with connected transactions.

10.     RENEWAL OF WAIVER GRANTED FOR THE EXISTING CONNECTED TRANSACTIONS

(a)      Introduction

On 9 June 2000, the Company made an application for a waiver to the Hong Kong Stock Exchange from strict compliance with the relevant requirements of the Hong Kong Listing Rules in respect of the Existing Connected Transactions. Subsequently, the Hong Kong Stock Exchange granted the Existing Waiver to the Company in its letter dated 21 July 2000, subject to certain conditions set out in the letter. The Existing Waiver will expire on 31 December 2002. To enable the Existing Connected Transactions to continue after 31 December 2002, the Company has applied to the Hong Kong Stock Exchange for a new waiver. Subject to the Hong Kong Stock Exchange granting the new waiver and the Independent Shareholders approving the Existing Connected Transactions, the Existing Connected Transactions will continue.

As disclosed in the announcement issued by the Company on 17 September 2002 regarding the A Share Offering by the A Share Company, after the A Share Offering, the Existing Connected Transactions are not only connected transactions of the Company under the Hong Kong Listing Rules, but also connected transactions of the A Share Company under PRC laws and regulations and Shanghai Stock Exchange listing rules. This is because Unicom Group and its subsidiaries (other than A share Company itself and its subsidiaries (including the Company)) are not only connected persons of the Company but also connected persons of the A Share Company under relevant PRC laws and regulations and Shanghai Stock Exchange listing rules. The Existing Connected Transactions have been disclosed in the A Share Prospectus. Commerce & Finance Law Offices, the Chinese counsel to the Company, has confirmed that under existing PRC laws and regulations and Shanghai Stock Exchange listing rules, once the Existing Connected Transactions are disclosed in the A Share Prospectus, such transactions can continue indefinitely and no independent shareholders’ approval of the A Share Company shall be required for so long as there is no material change in the terms of such transactions. Therefore, approval of the independent shareholders of the A Share Company is not required for the Existing Connected Transactions under PRC laws and regulations and Shanghai Stock Exchange listing rules.

The Existing Connected Transactions set out in paragraph (b) were entered into between CUCL and Unicom Group or its subsidiaries at the time of the Company’s IPO. The Directors expect that the Company and the Group will continue to enter into such transactions with Unicom Group or its subsidiaries, which will constitute ongoing connected transactions under the Hong Kong Listing Rules.

(b)      Information in respect of the Existing Connected Transactions

(i)       Leasing of satellite transmission capacity

CUCL has been and will lease satellite transmission capacity from China Unicom New Space Co., Ltd. (formerly known as “China United Telecommunications Satellite Communication Co. Ltd.”) (Unicom NewSpace), which is a 95% owned subsidiary of Unicom Group. CUCL will use this capacity to supplement its network.

Unicom NewSpace and CUCL have entered into a satellite transmission channel leasing agreement dated 25 May 2000. Under this agreement, CUCL is entitled to lease satellite transmission capacity from Unicom NewSpace for a term ending 31 December 2000, renewable at the option of CUCL. CUCL has renewed this agreement at the end of 2000 and 2001 and it will also renew this agreement at the end of 2002, subject to Independent Shareholders’ approval.

Payments for leasing of satellite transmission capacity have been and will be calculated on the basis of tariffs set by the MII. CUCL has been and will pay the minimum applicable tariff for the relevant volume and duration less a discount of up to 10%. The discount has been and will not be less than that offered by any third party leasing similar transmission capacity. If new tariffs are to be stipulated by the MII, the leasing charge will be reviewed.

Leasing charges for satellite transmission line capacity paid by CUCL to Unicom NewSpace were RMB 62.4 million, RMB 61.8 million and RMB 31.1 million for the years ended 31 December 2000 and 2001 and the six months ended 30 June 2002, respectively. Leasing charges for satellite transmission line capacity to be paid by CUCL to Unicom NewSpace in respect of 2002 is estimated to be approximately RMB 62.2 million.

(ii)      Supply of international gateway services

Unicom Group has been and will provide CUCL with access to international connections for the international long distance service of CUCL through Unicom Group’s international gateways in Shanghai, Guangzhou and Beijing.

CUCL and Unicom Group entered into the CUCL Services Agreement. Under the relevant provisions of the CUCL Services Agreement, Unicom Group agreed to supply international gateway services to CUCL for an initial term ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to Independent Shareholders’ approval, renew this agreement with Unicom Group at the end of 2002. Unicom Group has undertaken not to supply international gateway services to other third parties.

The charge for these services has been and will be based on the cost to Unicom Group of operation and maintenance of the international gateway facilities, including depreciation, together with a margin over cost of 10%. CUCL has been and will retain all revenues generated by our international long distance service.

The total charges for the supply of international gateway services for the six months ended 30 June 2002 was approximately RMB 6.7 million. It is estimated that the total charges for the supply of international gateway services for 2002, will be approximately RMB 20.2 million.

(iii)     Supply of telephone cards

Unicom Group has been (through Unicom Xingyue) supplying, and will continue to supply, telephone cards including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards to CUCL under the CUCL Services Agreement for a period ending 31st December, 2002, renewable at the option of CUCL. CUCL will renew this agreement with Unicom Group at the end of 2002 subject to Independent Shareholders’ approval.

Charges for the supply of these cards have been and will be based on the actual cost incurred by Unicom Xingye in supplying the cards together with a margin over cost to be agreed from time to time but in any case not to exceed 20%, and subject to specified volume discounts. Selling, general and administrative expenses are generally not taken into account in the calculation of the charges for the card supply. Under the CUCL Services Agreement, prices and volumes will be reviewed by the parties on an annual basis. Unicom Group agrees to supply (through Unicom Xingye) telephone cards to CUCL on terms no less favourable than the terms of its supply to Unicom Group.

For the years ended 31 December 2000 and 2001 and the six months ended 2002, CUCL paid approximately RMB 476.8 million, RMB 1,255.5 million and RMB 528.6 million, respectively, to Unicom Xingye for the purchase of telephone cards including SIM cards, UIM cards, IP telephone cards and rechargeable calling cards. It is estimated that the total charges for the supply of telephone cards for 2002 will be approximately RMB1,883.3 million.

(iv)     Equipment procurement services

Pursuant to the CUCL Services Agreement dated 25 April 2000, for a period ending 31 December, 2002, renewable at the option of CUCL, CUCL may request that Unicom Group act (through Unicom Import and Export Co. Ltd.) as its agent in procuring foreign and domestic telecommunications equipment and other materials. CUCL will, subject to Independent Shareholders’ approval, renew this agreement with Unicom Group at the end of 2002.

Charges for these services are calculated at the rate of:

(1)      0.7% of the contract value in the case of imported equipment; or

(2)      0.5% of the contract value in the case of domestic equipment.

Under the agreement, Unicom Group shall (through Unicom Import and Export Co. Ltd.) give equal treatment to the Group and Unicom Group in terms of pricing and with respect to all material terms and conditions.

For the years ended 31 December 2000 and 2001 and the six months ended 30 June 2002, CUCL paid an agency fee of approximately RMB 54.4 million, RMB 124.5 million and RMB 69.0 million, respectively, to Unicom Import and Export Co. Ltd. for equipment procurement services.

It is estimated that the total charges for equipment procurement services for 2002 will be approximately RMB 137.8 million.

(v)      Interconnection arrangements

CUCL’s cellular, long distance networks and IP telephony networks and Unicom Group’s cellular and fixed line networks will interconnect with each other. The CUCL Services Agreement provides for these interconnection arrangements for a period ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to Independent Shareholders’ approval, renew the agreement by the end of 2002.

Interconnection settlement between Unicom Group’s networks and CUCL’s networks is based on relevant standards established from time to time by the MII. However, in the case of calls between cellular subscribers in different provinces, settlement is based on either the relevant standards established by the MII or an agreed settlement arrangement between CUCL and Unicom Group. Of the two settlement arrangements, CUCL has the right to choose the more favourable arrangement. The agreed settlement arrangement, which is based on the parties’ respective internal costs of providing this service, is currently more favourable to CUCL than the settlement arrangement prescribed by the MII. If in future the arrangement prescribed by the MII were to be more favourable to CUCL, CUCL would settle on the basis of that arrangement.

Interconnection revenue and interconnection expense derived from interconnection with Unicom Group for the year ended 31 December 2000 were approximately RMB 79.5 million and RMB 81.3 million, respectively. For the year ended 31 December 2001, interconnection revenue and interconnection expense derived from interconnection with Unicom Group were approximately RMB 395.3 million and RMB 148.8 million, respectively, and for the six months ended 30 June 2002, interconnection revenue and interconnection expense derived from interconnection with Unicom Group were approximately RMB 534.0 million and RMB 52.3 million, respectively.

It is estimated that the interconnection revenue and interconnection expense derived from interconnection with Unicom Group for 2002 will be approximately RMB 1,102.1 million and RMB 177.1 million, respectively.

(vi)     Roaming arrangements

CUCL and Unicom Group provide roaming services to each other’s GSM cellular subscribers within its respective service areas. In addition, CUCL makes its long distance network available to Unicom Group to enable Unicom Group to give effect to its roaming arrangements with third party operators. These roaming arrangements are governed by the CUCL Services Agreement for an initial period ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to Independent Shareholders’ approval, renew the agreement by the end of 2002.

Charges for these services between CUCL and Unicom Group are based on their respective internal costs of providing these services, and will be on no less favourable terms than those available to any independent third party. CUCL will be paid 50% of the roaming revenue received by Unicom Group from third party operators for making its long distance network available to Unicom Group to give effect to its roaming arrangements with third party operators, and such payment is in addition to tariffs applicable to any long distance calls made by the roaming subscriber.

Roaming revenue and roaming expense derived from roaming with Unicom Group for the year ended 31 December 2000 were approximately RMB 260.0 million and RMB 50.0 million, respectively. For the year ended 31 December 2001, roaming revenue and roaming expense derived from roaming with Unicom Group were approximately RMB 480.0 million and RMB 150.0 million, respectively, and for the six months ended 30 June 2002, roaming revenue and roaming expense derived from roaming with Unicom Group were approximately RMB 148.8 million and RMB 93.8 million, respectively.

It is estimated that the roaming revenue and roaming expense derived from roaming with Unicom Group for 2002 will be approximately RMB 307.1 million and RMB 178.5 million, respectively.

(vii)    Leasing of transmission capacity

Unicom Group has been and will lease fixed-line transmission capacity from CUCL. The leasing relationship is governed by the services agreement between CUCL and Unicom Group dated 25 April 2000 for an initial period ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to Independent Shareholders’ approval, renew such agreement by the end of 2002.

Charges for leases of transmission capacity are based on tariffs stipulated by the MII from time to time less a discount of up to 10%. The discount given by CUCL to Unicom Group shall not be more than what CUCL offers to other third party lessees for a similar lease. The stipulated tariffs vary depending on type of transmission medium and distance. If new tariffs are stipulated by the MII, the discount rate will be reviewed.

The total charges paid to CUCL by Unicom Group for the lease of fixed-line transmission capacity for the years ended 31 December 2000 and 2001 and the six months ended 30 June 2002 were approximately RMB 168.6 million, RMB 216.1 million and RMB 277.6 million, respectively. It is estimated that the total charges to be paid to CUCL by Unicom Group for the lease of transmission line capacity for 2002 will be approximately RMB 555.2 million.

(viii)   Mutual provision of premises

CUCL and Unicom Group have been providing, and will continue to provide, to each other premises belonging to CUCL or Unicom Group or leased to CUCL or Unicom Group by third parties upon the request of the other party from time to time. CUCL and Unicom entered into the CUCL Services Agreement in relation to such mutual provision of premises for an initial period ending 31 December 2002, renewable at the option of CUCL. CUCL will, subject to the Independent Shareholders’ approval, renew this agreement by the end of 2002.

Apart from cases where the premises have been leased from independent third parties, the rental amount in each case is based on the lower of depreciation costs and market prices for similar premises in that locality. However, CUCL can choose to charge Unicom Group market prices for premises rented to Unicom Group. In cases where the premises have been leased from an independent third party, the rental amount is the amount that is payable in the head lease. Charges for any air-conditioning and electricity are included in the rental amount. In the case of shared premises, the price is split in proportion to the respective areas occupied by the parties.

The total charges for premises leased by Unicom Group to CUCL for the years ended 31 December 2000 and 2001 and the six months ended 30 June 2002 were approximately RMB 24.1 million, RMB 21.3 million and RMB 10.4 million, respectively.

It is estimated that the total charges for premises leased by Unicom Group to CUCL for 2002 will be approximately RMB 20.7 million and the total charges for premises leased by CUCL to Unicom Group and its affiliate for 2002 will be approximately RMB 4.1 million.

Chesterton Petty, an independent property valuer, has confirmed that the rental amounts payable under the above arrangements are fair and reasonable and do not exceed market rent.

(c)      Fair and Reasonableness of the Existing Connected Transactions

The Existing Connected Transactions have been and will be conducted in the ordinary and usual course of business of the Group. These transactions will continue to be conducted on arm’s length basis with terms that are fair and reasonable to the Company and the terms have been determined after arm’s length negotiation between the parties. In view of the past operational convenience and benefits brought to the Group and the established relationship between the Group and Unicom Group and its subsidiaries, the Board considers it to be beneficial to the Company to continue the Existing Connected Transactions with Unicom Group and its subsidiaries.

(d)      Disclosure requirement and waiver sought

Under the Hong Kong Listing Rules, the Existing Connected Transactions as stated in Part (b) above would normally require full disclosure and/or prior Independent Shareholders’ approval. However, as such transactions have been and/or will continue to be carried out in the ordinary and usual course of business and occur on a regular basis on normal commercial terms and on terms that are fair and reasonable so far as the Shareholders are concerned, the Directors considered that it would not be practical to make disclosure or, if necessary, obtain Shareholders’ approval for each transaction as it arises. Accordingly, the Company has applied to the Hong Kong Stock Exchange to grant a waiver for a period of three years up to 31 December 2005 from the relevant requirements of the Listing Rules in respect of the Existing Connected Transactions as described above and matters arising out or in connection with such Existing Connected Transactions and the Hong Kong Stock Exchange has indicated that it will grant a waiver on the following conditions:

(i)                                     Arm’s length basis: The transactions as well as the respective agreements governing such transaction shall be:

(1)                                  entered into in the ordinary and usual course of business of the Company on terms that are fair and reasonable so far as the Independent Shareholders are concerned; and

(2)                                  on normal commercial terms and in accordance with the terms of the agreements governing such transactions.

(ii)                                  Disclosure: The Company shall disclose in its annual report details of the transactions as required by Rule 14.25(1)(A) to (D) of the Listing Rules, i.e.

(1)                                  the date or period of the transactions;

(2)                                  the parties thereto and a description of their relationship;

(3)                                  a brief description of the transactions and the purpose of the transactions;

(4)                                  the total consideration and the terms; and

(5)                                  the nature and extent of the interest of the connected person in the transactions.

(iii)                               Independent directors’ review: The independent non-executive Directors shall review annually the transactions and confirm, in the Company’s annual report and accounts for the year in question, that such transactions have been conducted in the manner as stated in sub-paragraph (i) above and within the monetary limits set out in sub- paragraph (vii) below.

(iv)                              Auditors’ review: The auditors of the Company shall review annually the transactions and shall provide the Directors with a letter, details of which will be set out in the Company’s annual accounts, stating that the transactions:

(1)                                  received the approval of the Board;

(2)                                  are in accordance with the relevant agreement governing the transactions; and

(3)                                  the relevant transaction amounts have not exceeded the relevant monetary limits set out in paragraph (vii) below.

(v)                                 Independent Shareholders’ approval: Details of the transactions are disclosed to the Company’s existing shareholders who will be asked to vote in favour of an ordinary resolution to approve the transactions and the monetary limits set out in sub-paragraph (vii) below at the Company’s extraordinary general meeting.

(vi)                              Undertaking: For the purpose of the above review by the auditors of the Company, Unicom Group has undertaken to the Company that it will provide the Company’s auditors with access to its and its Associates’ accounting records.

(vii)                           Monetary limits:

in relation to the mutual provision of premises, the aggregate annual value shall not exceed the amount of RMB 100 million in the relevant financial year of the Combined Group.

The Hong Kong Stock Exchange has also indicated that if any of the values of the Existing Connected Transactions exceeds the relevant monetary limits or if any of the terms of the agreements related to the Existing Connected Transactions, or the nature of the Existing Connected Transactions is altered (unless as provided for under the terms of the relevant agreement) or if the Group enters into any new agreements with connected persons in the future, the Company will need to comply fully with all the relevant provisions of Chapter 14 of the Hong Kong Listing Rules dealing with connected transactions.

DEFINITIONS

“2-Step Approach”

the approach to be adopted in the entering into of all future connected transactions of the Company, details of which are set out in the paragraph headed “Treatment of Future Connected Transactions of the Company after the A Share Offering”

“A Share Company”	China United Telecommunications Corporation Limited, a company incorporated in the PRC on 31 December 2001, whose shares are listed on the Shanghai Stock Exchange
“A Share Offering”	the issue of A Shares to natural persons and institutional investors in China by the A Share Company and the listing and trading of A Shares on the Shanghai Stock Exchange completed on 9 October 2002
“A Share Prospectus”	the prospectus of the A Share Company in respect of the A Share Offering issued on 17 September 2002
“Acquisition”	the proposed acquisition by the Company of the entire issued share capital of the Target Holding Company pursuant to the Acquisition Agreement, as further described in this announcement
“Acquisition Agreement”	the conditional sale and purchase agreement dated 20 November 2002 between Unicom BVI, the Company and Unicom Group relating to the Acquisition
“Associate”	has the meaning given to it by the Hong Kong Listing Rules
“Board”	the board of directors of the Company
“Capacity”	capacity on the CDMA Network measured in terms of total number of subscribers, including all additional Capacity to be delivered pursuant to the CDMA Lease Agreement
“CCF Arrangements”

In the process of developing the cellular network, the cellular business of certain branches of the Target Company have entered into cooperation agreements with certain contractual joint venture companies (the CJVs) established in the PRC. Each CJV was established by one or more PRC enterprises with one or more foreign parties. The cooperation arrangements between the cellular business of the Target Company and the CJVs are hereinafter referred to as the China-China-Foreign Arrangements

“CDMA”

Code Division Multiple Access technology, which is a digital transmission technology that accommodates higher throughput by using various coding sequences to mix and separate voice and data signals for wireless communication, and including all upgrades to such technology from time to time

“CDMA 1X”	a cellular telecommunication technology which will be used for provision of medium and high speed data services
“CDMA Lease Agreement”	the conditional lease agreement dated 20 November 2002 between Unicom New Horizon and the A Share Company relating to the leasing of Capacity on the CDMA Network
“CDMA Transfer Agreement”	the agreement dated 20 November 2002 between the A Share Company and the Target Company relating to the transfer of the A Share Company’s rights and obligations under the CDMA Lease Agreement
“CDMA Network”

the CDMA mobile telecommunications network constructed by Unicom New Horizon in the Target Services Areas, including all subsequent network re-configuration, upgrades, enhancement, modifications and additional infrastructure constructed after the date of the CDMA Lease Agreement in the Target Service Areas

“Chesterton Petty”	Chesterton Petty Limited, a chartered surveyor and independent property valuer to the Company
“China”	China (excluding Hong Kong, Macau Special Administrative Region of the PRC and Taiwan)
“CICC”

China International Capital Corporation (Hong Kong) Limited, a registered investment adviser under the Securities Ordinance and financial adviser to the Company in respect of the Acquisition, the Prospective Connected Transactions and Existing Connected Transactions

“China Mobile”	China Mobile Communications Corporation, a state-owned enterprise established under the laws of the PRC
“Combined Group”	the Group and the Target Company
“Company”	China Unicom Limited, a limited liability in Hong Kong whose Shares are listed on the Hong Kong Stock Exchange and whose ADSs are listed on the New York Stock Exchange
“CSRC”	China Securities Regulatory Commission

“CUCL”	China Unicom Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Company
“CUCL Services Agreement”	the services agreement between CUCL and Unicom Group dated 25 April 2000 in relation to certain Existing Connected Transactions of the Company
“Directors”	the directors of the Company
“Existing Connected Transactions”

certain connected transactions between a member of the Group and Unicom Group for which a waiver from strict compliance with the relevant requirements of the Hong Kong Listing Rules was granted by the Hong Kong Stock Exchange in its letter of 21 July 2000 to the Company. The Existing Waiver will expire on 31 December 2002 and the Company has applied to the Hong Kong Stock Exchange for a new waiver from the strict compliance with the relevant requirements of the Hong Kong Listing Rules for such transactions. Details of such transactions are set out in the section headed “Renewal of Waiver Granted for the Existing Connected Transactions”

“Existing Waiver”

the waiver from strict compliance with the relevant requirements of the Hong Kong Listing Rules granted by the Hong Kong Stock Exchange in its letter of 21 July 2000 to the Company in respect of the Existing Connected Transactions, subject to certain conditions as set out in the letter

“Future Connected Transactions”

connected transactions that may be entered into between Unicom Group or its subsidiaries (not including the A Share Company and its subsidiaries), on one hand, and the Company or its subsidiaries, on the other hand, after the A Share Offering

“Group”	the Company and its subsidiaries from time to time
“GSM”	global cellular system for mobile communications, based on digital transmission and cellular network architecture with roaming function
“HK$”	Hong Kong dollars, the lawful currency of Hong Kong
“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited
“Independent Board Committee”

the committee of Directors, consisting of Lee Hon Chiu and Wu Jinglian, who are independent non-executive Directors, and C. James Judson, who is an alternate director to independent non-executive Director, Craig O. McCaw, formed to advise the Independent Shareholders in respect of the terms of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions

“Independent Shareholders”	Shareholders other than Unicom BVI and its Associates
“IP”	Internet Protocol, the open protocol used for Internet and on many LANs and WANs
“IPO”	the initial public offering of the Shares of the Company in June 2000
“IP telephony”	a voice service transmitted through IP networks
“Lehman Brothers”

Lehman Brothers Asia Holdings Limited, an investment adviser registered under the Securities Ordinance and independent financial adviser to the Independent Board Committee in respect of the terms of the Acquisition, the terms of the Prospective Connected Transactions and the terms of the Existing Connected Transactions

“Listed Service Areas”	Guangdong, Jiangsu, Zhejiang, Fujian, Liaoning, Shandong, Anhui, Hebei and Hubei provinces and Beijing, Shanghai and Tianjin municipalities
“MII”	the Ministry of Information Industry of the PRC, or where the context so requires, its predecessor, the former Ministry of Posts and Telecommunications
“MOFTEC”	the Ministry of Foreign Trade and Economic Cooperation of the PRC

“Morgan Stanley”

Morgan Stanley Dean Witter Asia Limited, a registered investment adviser and a registered dealer under the Securities Ordinance and financial adviser to the Company in respect of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions

“PRC” or “China”	The People’s Republic of China. Except the context requires, references in this announcement to the PRC or China do not apply to Hong Kong, Macau or Taiwan
“PricewaterhouseCoopers”	PricewaterhouseCoopers, certified public accountants in Hong Kong and reporting accountants to the Target Company
“Prospective Connected Transactions”

(1) in relation to the A Share Company, the transactions to be entered into between (a) Unicom Group or its subsidiaries (excluding the A Share Company and its subsidiaries) and (b) the A Share Company or Unicom BVI in relation to the A Share Company, and (2) in relation to the Company, the transactions to be entered into between (a) the Company or its subsidiaries and (b) the A Share Company or Unicom BVI, in each case in accordance with the 2-Step Approach, details of which are set out in the section headed “Prospective Connected Transactions”

“Prospectus”	the prospectus issued by the Company on 13 June 2000
“Restructuring”

the successive steps whereby Unicom Group transferred the Target Assets to the Target Company followed by the transfer of the entire issued share capital of the Target Company to the Target Holding Company

“RMB”	Renminbi, the lawful currency of China
“Securities Ordinance”	the Securities Ordinance (Chapter 333 of the Laws of Hong Kong)
“Shanghai Stock Exchange”	Shanghai Stock Exchange of the PRC
“Share(s)”	share(s) of HK$0.10 each in the capital of the Company
“Shareholders”	the shareholders of the Company

“State Council”	the State Council of the PRC
“Target Assets”	the businesses, assets and liabilities of Unicom Group relating to mobile telecommunications services in the Target Service Areas (including the GSM businesses and assets and the CDMA businesses)
“Target Company”

Unicom New Century Telecommunications Corporation Limited, a limited liability company incorporated in the PRC and a wholly-owned subsidiary of the Target Holding Company. In respect of any time prior to the incorporation of the Target Company, reference to the “Target Company” is to the telecommunications businesses in which the predecessors of the Target Company were engaged and which were subsequently assumed by the Target Company pursuant to the Restructuring

“Target Holding Company”	Unicom New Century (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of UCBVI
“Target Service Areas”

Jilin, Heilongjiang, Jiangxi, Henan, Shaanxi, and Sichuan provinces, Chongqing municipality and the Guangxi and Xinjiang autonomous regions in the PRC in which the Target Company provides mobile telecommunications services

“UCBVI”	Unicom Centenarian (BVI) Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Unicom Group
“Unicom BVI”	China Unicom (BVI) Limited, a company incorporated in the British Virgin Islands and the immediate controlling shareholder of the Company
“Unicom BVI Acquisition”	the proposed acquisition by Unicom BVI of the entire issued share capital of the Target Holding Company pursuant to the Unicom BVI Acquisition Agreement, as further described in this announcement
“Unicom BVI Acquisition Agreement”	the conditional sale and purchase agreement dated 20 November 2002 between UCBVI, Unicom Group and Unicom BVI relating to the Unicom BVI Acquisition

“Unicom Group”

China United Telecommunications Corporation, a state-owned enterprise established under the laws of the PRC. Except where the context otherwise requires, this reference includes all of its subsidiaries, excluding the Group

“Unicom New Horizon”	Unicom New Horizon Telecommunications Corporation Limited, a company incorporated in the PRC and a wholly-owned subsidiary of Unicom Group
“Unicom Xingye”	Unicom Xingye Science and Technology Trade Co. Ltd., a 95% subsidiary of Unicom Group
“U.S. dollars” or US$”	United States dollars, the lawful currency of the United States of America

For your convenience, this announcement contains translations between Renminbi amounts and U.S. dollars at RMB8.2771 = US$1, between Renminbi amounts and Hong Kong dollars at RMB$1.0612 = HK$1, and between Hong Kong dollar amounts and U.S. dollars at HK$7.7994 = US$1, the prevailing rates on 28 June 2002. The translations are not representations that the Renminbi and Hong Kong dollar amounts could actually be converted into U.S. dollars or Hong Kong dollars at those rates, or at all.

For the purpose of this announcement, cellular penetration rates represent the estimated total number of cellular subscribers (including China Mobile’s subscribers) divided by the total population.

FURTHER INFORMATION

Unicom BVI currently owns approximately 77.47% of the issued share capital of the Company. As Unicom BVI is a substantial shareholder of the Company (and thus a connected person of the Company) within the meaning of the Hong Kong Listing Rules, the Acquisition constitutes a connected transaction for the Company.

Unicom BVI (and its Associates), being a connected person to the Acquisition, will abstain from voting its shares on the ordinary resolutions to approve the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions.

A circular containing, amongst other things, details of the terms of the Acquisition the Prospective Connected Transactions and the Existing Connected Transactions, letters from the Independent Board Committee and from Lehman Brothers, further financial and other information of the Target Company and a notice to shareholders of the Company convening an extraordinary general meeting to approve, amongst other things, the terms of the Acquisition, the Prospective Connected Transactions and the Existing Connected Transactions will be dispatched to the shareholders of the Company as soon as possible.

By Order of the Board
China Unicom Limited
Yang Xian Zu
Chairman
Hong Kong, 20 November 2002

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this announcement and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, opinions expressed herein have been arrived at after due and careful consideration and there are no other facts the omission of which would make any statement herein misleading.

Please also refer to the published version of this announcement in South China Morning Post.